

Multilayer Technology For Multiple Markets



Merrimac Industries, Inc.
Annual Report 2006

Multilayer Technology for Multiple Markets

The Year At A Glance

Merrimac Industries is a long time supplier of RF and microwave components and integrated solutions in the industry. The 52-year-old company blends a rich history and heritage with a talented workforce and innovative engineering. Merrimac balances the old and the new, offering both traditional RF and microwave technologies such as stripline and microstrip and advanced, state-of-the-art Multi-Mix® multilayer circuits in components, modules and system subassemblies.

In building on this heritage, Merrimac continued to support a diversified mix of markets in 2006, from commercial to military and Homeland/Global Security. The continuing evolution of the Multi-Mix® technology in the form of pre-engineered modules such as the Multi-Mix® Resource Module and the Multi-Mix® Power Amplifier Module (PAM) helps our customers speed their own products to market. On the technology side, Merrimac received several patents for its technology in 2006. On the business side, key commercial, military and Homeland/Global Security customers contracted for Merrimac's unique Multi-Mix® solutions for 2006 and beyond.

Merrimac's formula for longevity as a company is simple: work intimately with our customers to better understand their needs and encourage Strategic Partnerships with companies having technologies that complement our own. By encouraging the creativity of our talented workforce in three different facilities — West Caldwell, NJ; San Jose, Costa Rica; and Ottawa, Ontario, Canada — through the support of the latest design and manufacturing tools, Merrimac is well positioned to serve some of the most exciting, emerging opportunities in commercial, military and Homeland/Global Security markets. To learn more about the Merrimac story for 2006, we invite you to read further.


Multilayer Technology
For Multiple Markets
Merrimac Industries, Inc.
Annual Report 2006

ABOUT THE COVER

Merrimac's Multi-Mix® Resource Module is an ideal solution for high-efficiency, thermally stable power amplifiers for a variety of applications, from commercial cellular and WiMAX base stations, repeaters and tower-mounted amplifiers (TMAs) to military radar transmitters, tactical radios, satellite communications systems and unmanned aerial vehicles (UAVs).

ABOUT MERRIMAC INDUSTRIES, INC.

Merrimac Industries, Inc. is a customer-driven supplier of advanced electronic technology solutions for worldwide commercial wireless, defense, satellite, and Homeland/Global Security markets.

Merrimac Industries is an ISO 9001:2000 and AS 9100 Certified company committed to not only meeting, but exceeding, the rigorous quality, reliability and performance expectations of our diversified customers by consistently providing them with Total Integrated Platform Solutions.

Selected Financial Data

	2006	2005	2004	2003*	2002
Net sales	$27,421,215	$29,719,158	$30,949,487	$27,322,096	$24,570,332
Operating income (loss)	(2,037,622)	742,140	1,366,971	(856,026)	(1,722,764)
Income (loss) before income taxes	(2,294,461)	481,284	1,102,489	(1,023,473)	(1,898,467)
Net income (loss)	(2,225,461)	761,284	1,198,489	(914,473)	(2,135,467)
Net income (loss) per share:					
Basic	(.71)	$ .24	$ .38	$ (.29)	$ (.69)
Diluted	(.71)	$ .24	$ .38	$ (.29)	$ (.69)
Weighted average shares outstanding:					
Basic	3,142,154	3,142,425	3,127,070	3,120,557	3,073,703
Diluted	3,142,154	3,176,521	3,153,854	3,120,557	3,073,703
Current ratio	4.9	3.2	2.9	2.6	1.3
Working capital	$13,354,476	$ 9,853,852	$ 8,464,112	$ 6,804,574	$ 3,614,941
Total assets	34,253,506	34,422,262	34,575,010	34,019,639	36,486,896
Stockholders' equity	26,284,477	27,690,468	26,597,871	24,837,741	24,702,100

*All fiscal years presented herein contain 52 weeks, except fiscal year 2003 which consists of 53 weeks.

Net Sales
($ in millions)



35
30
25
20
15
10
5
0
02 03 04 05 06

Backlog
($ in millions)



15
12
9
6
3
0
02 03 04 05 06

Capital Expenditures
($ in millions)



3.0
2.5
2.0
1.5
1.0
0.5
0.0
02 03 04 05 06

Depreciation & Amortization
($ in millions)



3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
02 03 04 05 06

Research & Development
($ in millions)



3.0
2.5
2.0
1.5
1.0
0.5
0.0
02 03 04 05 06

Chairman's Message To Our Stockholders



Mason N. Carter

Chairman, President and CEO of Merrimac Industries, Inc.

In 2006, we continued to move forward in gaining acceptance and adoption of our advanced high frequency technology. It was a year in which our proprietary Multi-Mix® multilayer circuit technology had begun to make the transition from being considered an "advanced" technology to becoming an "adopted" technology, with Multi-Mix® gaining momentum among our Strategic Partners and important customers. Among the keys to the growing adoption of Multi-Mix® technology was the industry trend towards increased integration of RF microwave functions in both commercial and military applications and the many benefits afforded by Multi-Mix® in these applications, including smaller size, lower cost and excellent thermal management.

Evolution in Multi-Mix® Microtechnology achieved in 2005 — the patented Multi-Mix® Resource Module — represented a major leap forward in the technology. Such advances take time to be recognized, especially in an industry where adoption of "novel" or "advanced" technologies is often equated with high risk. By leveraging Strategic Partnerships and working through intimate relationships with key customers, the benefits of the Multi-Mix® Resource Module became apparent in 2006 to both commercial and military customers.

Although Merrimac supports many commercial and military customers, projects and programs with our array of traditional high frequency technologies, including discrete element, microstrip and stripline designs, our continuing evolution of Multi-Mix® Microtechnology makes it possible to actively participate in next-generation commercial and military designs. It is the right technology at the right time.

In the commercial area, one version of the Multi-Mix® Resource Module, a Power Amplifier Module (PAM), drew the attention of major communications equipment manufacturers both in the United States and abroad. A major global telecommunications equipment manufacturer has expressed an interest in converting its cellular base station power amplifiers from discrete component technology to a more integrated solution. Merrimac's Multi-Mix® PAM — a highly integrated amplifier subsystem that features on-board power management and based on bare transistor die — represents significant savings in cost, size and weight.

During 2006, our Company was granted a patent for Multi-Mix® Microtechnology from the State Intellectual Property Office of the People's Republic of China. The patent, "Method of Making Microwave Multifunction Modules Using Fluoropolymer Composite Substrates," represented a major step in establishing Merrimac's intellectual property in one of the world's fastest growing economies. The patent covers a wide range of integrated components and assemblies, such as radio

transceivers and power amplifiers for wireless infrastructure and WiMAX equipment.

The Multi-Mix® PAM does not depend on a particular transistor or device technology. In fact, PAMs can be designed and produced with relatively fast turnaround times using a variety of transistor technology, including high-power silicon LDMOS, gallium nitride (GaN) and silicon carbide (SiC) devices. Since the Multi-Mix® PAM is "agnostic" in terms of device technology, integrated amplifier solutions can be tailored to the specific needs of a customer. The integration capabilities and excellent thermal characteristics of our Company's Multi-Mix® Microtechnology are ideally matched to the current trend among wireless infrastructure and military and Homeland/Global Security suppliers for heightened integration, such as combining power amplifiers within radio transceivers.

Achieving new levels of integration with Multi-Mix® Microtechnology and the Multi-Mix® PAM would not be possible without the continued long-term commitment of our Co-Workers and with the much-appreciated help of power transistor suppliers. By forging Strategic Supplier Relationships with leading RF power semiconductor suppliers, we have been able to move Multi-Mix® beyond its initial stage of passive device integration to the next level...the design and production of multilayer modules with embedded active devices. It is only with the help of these Strategic Supplier Relationships and the visionary semiconductor suppliers who are able to recognize the next-generation of integrated amplifier technology in the form of the Multi-Mix® PAM — providing the thermal management needed for high output powers without need of packaged devices — that this evolution of Multi-Mix® Microtechnology can continue.

WiMAX is yet another strong commercial market opportunity for Multi-Mix® Microtechnology. This emerging wireless technology promises a practical solution to the "last-mile" broadband access (telephone, internet and television) to the home in competition with cable television (CATV) and fiber optic approaches. And, already our Company has laid the groundwork for growth in the potentially lucrative WiMAX market by offering both component solutions and higher levels of integration. Some of our existing customers are WiMAX equipment suppliers and are using Multi-Mix® PICO products. These customers offer opportunities for higher levels of integration for their WiMAX infrastructure and customer premises equipment (CPE) products.

Growing interest in Multi-Mix® integrated solutions on the part of military customers included a contract in 2006 that could reach $4.3 million over its lifetime from ITT Corporation. The contract calls for Merrimac to continue to provide an advanced multilayer filter assembly for an airborne electronic countermeasure (ECM) system. As part of a long-term relationship with that contractor, our Company has been providing these high-performance filter assemblies for the last nine years. By applying Multi-Mix® technology a few years ago, we were able to exceed performance expectations while providing them with substantial reductions in size, weight, bill of materials and total cost. This contract is a vote of confidence in our technology and in our relationship with them.

A leading military satellite communications customer has indicated that Multi-Mix® Microtechnology is now their technology of choice for higher levels of RF integration. By exploring the potential of Multi-Mix® Microtechnology through an internally funded Research & Development project for an integrated filter assembly, our customer was able to realize a 30-to-50 percent reduction in size compared to their existing conventional-technology filter assembly solution. The system contractor, involved with numerous major military satellite programs, feels that Multi-Mix® Microtechnology offers a practical and reliable solution to the problem of achieving higher levels of integration in critical systems while reducing size, weight and cost. Our customer is planning to utilize Multi-Mix® as the enabling technology for an integrated multifunction module used in their next-generation satellite receivers.

In the ever important and growing Homeland Security and Global Security markets, leading suppliers of Public Safety radios and base stations are beginning to discover the integration and cost benefits of Multi-Mix® Microtechnology. Our Company has currently designed five custom products for the next-generation of "universal" Public Safety radios that will work across numerous departments, including police, fire and First Responders, with large-volume production opportunities ahead for Multi-Mix® PAMs and other modules.

Given the now-accepted model that electronics assemblies must achieve higher levels of integration to reduce costs, Multi-Mix® Microtechnology offers a host of benefits to both commercial and military customers:

- *Ease of customization*
- *Lower development costs*
- *Lower parts count*
- *Lower assembly costs*
- *Increased reliability and*
- *Reductions in size and weight*

Clearly, Multi-Mix® Microtechnology represents a

solution whose time has come. But it is not by any means the only solution provided by Merrimac. With our Company's rich heritage in traditional RF and microwave technologies, such as discrete element and stripline designs, it only makes sense to continue to support and expand our business activities based on these proven technologies.

Some of the industry's most demanding military and satellite communications customers rely on Merrimac products based on conventional high frequency technologies for their critical space applications. Our Company has long been a trusted component and subsystem supplier for the leading space electronics contractors and is pursuing numerous satellite communications projects in 2007 in both commercial and military markets.

Supporting our Company's growth in these diverse markets is our total team commitment in our three state-of-the-art ISO 9001:2000 electronics, manufacturing facilities. Our traditional technologies and Multi-Mix® Microtechnology capabilities are supported by 107 dedicated design and manufacturing professionals and 72,000 square feet of manufacturing space in West Caldwell, NJ, with those capabilities and process equipment mirrored by 60 Co-Workers and 36,000 square feet of manufacturing space in San Jose, Costa Rica.

Our Company's third facility, if considered as a separate entity, would be among the most advanced printed-circuit-board (PCB) fabricators in the world. Filtran Microcircuits in Ottawa, Ontario, Canada, produces microstrip, stripline and mixed-dielectric multilayer circuits for a wide range of commercial and military applications, including aerospace, automotive, medical, military and telecommunications applications. Filtran's proprietary processing techniques and equipment yield reliable plated through-holes in PTFE circuits and achieve circuit features with edge resolutions of 0.5 mils and better.

Our financial information includes:

- Orders booked of $7.6 million for the fourth quarter.
- Cash of $6.0 million exceeds the total of current and long-term debt of $5.2 million. In March 2007, we repurchased 238,700 shares of Merrimac Common Stock at $9.00 a share for approximately $2.2 million.
- Developed a new commercial banking relationship with North Fork Bank and completed refinancing of our loans in October 2006.
- Working capital of $13.3 million increased $3.5 million and the current ratio improved to 4.9 to 1.
- Research and Development costs increased $90,000 for 2006 to support new Multi-Mix® products to be available in 2007.

Our Company offers a balanced blend of practical technology, design expertise, manufacturing process excellence and sales experience as never before in our history. And, based on groundwork laid in 2006, we are facing countless opportunities for growth in 2007 and beyond. However, to take advantage of these growth opportunities, we must:

- Focus on Key Accounts and Strategic Partnerships.
- Communicate effectively with our Customers to better understand their needs.
- Match our technology strengths to the right markets, especially growth markets in commercial wireless communications, military electronics, satellite communications and Homeland and Global Security.
- Explore the limits of our technologies and our capabilities.
- Continue to enhance and refine our design, manufacturing and test processes so that our Customers receive the highest-performance, highest-quality components, subsystems and integrated modules in the industry for a reasonable price.

In 2006, our Company made significant investments in technology to cultivate several long-term commercial and military opportunities. By building on the Company's proven, traditional technologies and continuing to increase our understanding of the capabilities of our unique Multi-Mix® Microtechnology — as well as to aggressively communicate those capabilities to the marketplace — Merrimac is poised for solid growth, not just in 2007, but for years to come.

We thank our Shareholders, Customers, Partners, Suppliers and Co-Workers for their continued support, confidence in and commitment to our Company.



Mason N. Carter

Chairman, President, and Chief Executive Officer

Merrimac: Technology For Integration



The Importance Of Integration

Integration is one of the most widely-used words among our customers. Long a trend among computer designers, it is now a key "buzzword" for most involved with high frequency RF and microwave systems development. On the commercial side, suppliers of cellular infrastructure equipment need to build smaller, less obtrusive base stations with performance exceeding that of earlier, larger systems, while also controlling costs. And developers of WiMAX — the potential wireless solution for broadband multimedia access — are obsessed with creating customer premises equipment (CPE) solutions that are small in size and low in cost.

The same trends follow for those in military markets. Military customers are faced with greater, less predictable threats in the battlefield, requiring military electronics systems with more advanced digital signal processing and less footprint for RF and microwave circuitry. And, cost is an issue for military customers as well.

Integration is the key in both markets. And the company that can provide highly integrated RF and microwave solutions is the one that stands to grow with the expansion of commercial wireless applications such as cellular infrastructure equipment and WiMAX and new development and upgrade programs in military electronics applications.

Merrimac has an answer to these integration needs: Multi-Mix® Microtechnology. The push for higher levels of integration across multiple markets has set the stage for the widespread adoption of Multi-Mix® Microtechnology.

Why Multi-Mix® Microtechnology?

Merrimac's Multi-Mix® is an enabling technology for higher levels of integration. The Multi-Mix® process forms RF and microwave circuits on multiple organic dielectric layers, which are fusion bonded to form a homogeneous structure. Connections and grounds between layers are achieved by plated through holes, resulting in a compact circuit module that has excellent EMI shielding properties. Since Multi-Mix® circuits and modules are designed and fabricated in horizontal and vertical directions, rather than the strictly horizontal layouts of traditional RF and microwave



Growth in commercial cellular communications networks and broadband WiMAX infrastructure equipment has created a strong demand for low-cost, high-power RF amplifiers. Multi-Mix® technology offers an optimum solution for these commercial requirements.

circuits, they can be produced reliably in a fraction of the size of circuits and modules developed with traditional high frequency technologies such as conventional microstrip and stripline.

The repeatable process leads to quick and cost effective prototyping. Designs are easily modified for semi-custom and custom configurations. The process supports components and modules at power levels to 500 Watts and frequencies up to 50 GHz. Multi-Mix® circuits and modules may be fabricated on dielectric panels as large as 18 x 24 inches to achieve economies of scale in larger production volumes.

Why are system integrators unable to achieve higher-level integration with other technologies? The answer, simply, is not with the savings in size, weight and cost possible with Multi-Mix®. Multi-Mix® is a technology where design engineers from our customers and in-house Merrimac engineers can jointly design products using Merrimac's design guidelines and platform libraries. This encourages our customers to be part of the design and through this joint, concurrent development; design cycle times are significantly reduced. In addition, since prototype fabrication cycle times are measured in a number of days to weeks, the total time to design and fabricate the first prototype is a fraction of the cycle time in comparison to other technologies.

Other multilayer circuit approaches based on organic substrates can embed active devices, but they utilize bonding films to attach the multiple circuit layers. These films are the cause of signal losses that inevitably sacrifice levels of performance. The Multi-Mix® proprietary fusion-bonding process overcomes the performance limitations typically incurred from bonding films.

For the most time-critical customized applications, our Company has developed the Multi-Mix® Resource Module based on our proprietary multilayer circuit technology. This pre-engineered platform can be used for amplifiers, beamformers and even complete radio transceivers.

Merrimac: Advanced Integrated Technology

Advancing Integration Technology

In 2006, our Company took major strides to gain recognition and acceptance of our Multi-Mix® technology and, in particular, the Multi-Mix® Resource Module. By working closely with Strategic Partners supplying power transistors in die form, the Multi-Mix® Resource Module became the basis for various Power Amplifier Module (PAM) products embraced by major global telecommunications equipment suppliers for future next-generation cellular base stations and power amplifiers.

Multi-Mix® technology and the Multi-Mix® Resource Module support higher levels of integration for both emerging commercial and military applications, especially customized modules in small to large volume production runs. Commercial markets include cellular and WiMAX base stations, particularly for suppliers trying to leverage a power amplifier or transceiver (or integrated combination) for the different frequency bands in different geographic areas. Multi-Mix® and the Multi-Mix® Resource Module support customization without added non-recurring-engineering (NRE) costs. WiMAX, an emerging broadband wireless standard in fixed and mobile formats, has been projected to reach annual sales of $6 billion by 2012 according to some reports (Maravedis, www.maravedis.com).

In 2006, with increased attention to the technological needs of the United States Government for advanced technology solutions, Multi-Mix® and the Multi-Mix® Resource Module were presented to several Department of Defense (DoD) organizations within the U.S. Government in several white papers. One addressed a fresh look at hermeticity in military designs. Another offered a high performance, low-cost alternative to the use of software-defined radios (SDRs) in the Joint Tactical Radio System (JTRS) program.

The innovative approach to hermeticity involved embedding accurate moisture/temperature sensors alongside functioning RF microwave circuitry to correlate environmental data with electrical performance. The technique investigates a new thinking in terms of hermeticity for military microelectronic circuitry. Rather than seal off circuits in expensive packages, the embedded sensors stimulate active monitoring of environmental conditions, based on the

Making Amplifiers With The Multi-Mix® Resource Module



Working closely with Strategic Partners supplying bare transistor die rather than packaged devices, Merrimac has developed a semi-custom solution for power amplifier OEMs and integrators based on our Multi-Mix® Resource Module concept: the Power Amplifier Module (PAM). The patented Multi-Mix® Resource Module is a highly integrated subsystem building block that allows customers to add integrated circuits (ICs) and components of their choice to achieve a rapid-turnaround, customized active, passive, or mixed-signal subsystem module.

In PAM form, the Multi-Mix® Resource Module becomes the foundation for a compact power amplifier, available to customers in three versions. In the simplest version, basic circuits are patterned and etched and a customer adds additional components and transistors. In a more advanced version, the PAM is supplied with high-power transistor die precisely mounted and electrically connected to the circuit traces. This partially assembled module is fully tested, awaiting the addition of required components and assembly at a customer's production line. In the most complete version, the PAM is a fully assembled, fully functional and tested subsystem ready to be added to a customer's full system.

The Multi-Mix® PAM features excellent thermal characteristics in addition to its small size and weight. Since no transistor or amplifier is perfectly efficient, heat generated by each transistor must be channeled to the ambient environment. Power amplifiers constructed with conventional technologies dissipate heat though a number of different thermal paths, including a transistor's ceramic or plastic package. Different thermal constants in diverse materials can sometimes result in dangerous hotspots that can degrade electrical performance or even cause an amplifier to fail over time. In the Multi-Mix® PAM, the unique Multi-Mix® multilayer circuit process provides short thermal paths with no hotspots for efficient dissipation of heat and long amplifier operating lifetime. And, it is suitable for any transistor technology, including GaAs, LDMOS, SiC, and GaN, allowing an optimum match of device technology to application.

The Multi-Mix® PAM is ideal for a variety of applications, from commercial cellular and WiMAX base stations, repeaters, and tower-mounted amplifiers (TMAs) to military radar transmitters, tactical radios, satellite communications systems, and unmanned aerial vehicles (UAVs).

assumption that some devices, such as gold-metallized MMIC devices, may operate reliably in environments that do not meet the military definition of hermeticity. This innovative approach using Multi-Mix® promises significant savings in materials, processing and testing compared to the current approach to hermeticity.

In line with the U.S. Government's interest in finding cost-effective technology solutions for present and future military electronics systems, our Company also presented a white paper on an alternative to the current JTRS approach to multiband "universal" radios, based on the Multi-Mix® Resource Module. This Just-In-Time-RF (JTRF) approach to supplying agile tactical radios involves designing and manufacturing radio front-ends based on different frequency allocations and modulation requirements, on an as-needed basis. Rather than producing expensive JTRS equipment based on a power-hungry software-defined radios (SDR) platform that requires extensive programming to meet the needs of each battle location, the Multi-Mix® Resource Module forms the basis for highly integrated, readily customizable, cost-effective manufacturability of radio front ends that can be supplied within the time and performance requirements of a given battle theatre. The JTRF approach provides a potential requirement-to-design-to-manufactured-product sequence of only a few weeks to meet the changing needs of the battlefield.

Our Company's drive for enhanced integration products stems from our basic philosophy of business: establishing and maintaining intimate relationships with our customers to better understand their needs, then meet or exceed their expectations with the highest-quality products and services developed through technology innovation and process excellence.

Our ability to provide our Customers with timely and effective results is made possible by our trio of state-of-the-art facilities. Our headquarters in West Caldwell, NJ features 106 highly-skilled and motivated Co-Workers with 72,000 square feet of

well-equipped manufacturing capability. Our Company's extensive investments in the processing equipment, test equipment and software tools needed to support state-of-the-art integration in New Jersey are mirrored in the Costa Rica Center For Growth in San Jose, Costa Rica with 60 dedicated Co-Workers and 36,000 square feet of manufacturing capability.

Merrimac facilities boast advanced manufacturing capabilities based on the latest automated assembly equipment, including a state-of-the-art hybrid microelectronics clean room, the sophisticated autoclave needed to perform the fusion-bonding of Multi-Mix® circuit layers, a Palomar 3500II pick-and-place system, a Westbond automatic wedge bonder, a computer-controlled plating process, closed-loop water purification system and a host of computer-numerically-controlled (CNC) drills and routers. Design engineers work with a generous complement of the latest computer-aided-engineering (CAE) tools, including Ansoft HFSS, Agilent ADS, Sonnet EM and CST Microwave Studio. Design expertise on these tools has led to an extensive custom design library of component and circuit-element models for Multi-Mix®, a key reason for the rapid turnaround from a customer's concept to final product.

The capabilities at our Company's Filtran Microelectronics facility in Ottawa, Ontario, Canada truly represent the state of the art in printed-circuit-board (PCB) design and manufacturing. As with our Company's other locations, Filtran is a well-equipped ISO 9001:2000-certified facility with tools and equipment well complemented by the creativity and expertise of our 47 Co-Workers.

Filtran produces microstrip, stripline and mixed-dielectric multilayer circuits for a wide range of commercial and military applications, including aerospace, automotive, military and telecommunications applications. Filtran's innovative processing techniques include developing proprietary sodium etch formulation for plated through holes in polytetrafluoroethylene (PTFE) circuits. Through their process Intellectual Property (IP), Filtran can achieve



State-of-the-art meeting rooms are a reflection of Merrimac's attention to clear communications and close working with both customers and Strategic Partners.

circuits with edge resolution of 0.0005 inches or better.

Synchronizing With Strategic Partners

One of our Company's keys to developing the Multi-Mix® Power Amplifier Module (PAM) has been strong relationships with our Strategic Partners. Such relationships are critical to doing business in our key market areas of commercial wireless, defense electronics, Homeland/Global Security and satellite communications. The sharing of information and knowledge that takes place between Strategic Partners can often suggest when one Partner's capabilities may benefit another's for a common goal.

Development of the Multi-Mix® PAM is an excellent example of achieving a goal — in fact, a technological breakthrough — through the combined efforts of our Company and our Strategic Partners.

The PAM takes advantage of the inherent high-power capabilities of the Multi-Mix® multilayer circuit process. It provides amplifier original equipment manufacturers (OEMs) and systems integrators in all of our key market areas with compact modules based on embedded power transistor die, rather than much larger units based on conventional packaged transistors. Since Multi-Mix® can dissipate the heat; these modules can provide the high-power amplification function to developers of cellular base stations, WiMAX equipment, tactical radios, satellite systems and even UAVs, in a fraction of the size of conventional approaches. Because the modules use transistor die rather than packaged parts and smaller circuitry, they result in savings of cost as well as size. Only through the close teamwork with our transistor Strategic Partners was this breakthrough possible. And, in the case of the PAM, these Strategic Partners offer a diversity of transistor technologies, since the Multi-Mix® PAM is not exclusive to any one device technology. Partners include some of the industry's leading device suppliers. Of course, without intimate relationships with our PAM customers in terms of defining goals and requirements, none of this would be possible.

Strategic Partnerships are important at all levels and in all markets. Our Company's ongoing research into the application of electronic materials and working closely with our Strategic Partners in that area, has led to a new understanding of hermeticity and the development of advanced Multi-Mix® structures used with the PAM. And building on relationships in our military and other markets has enabled our Company to begin to achieve a more widespread adoption of Multi-Mix® technology throughout our market areas.

Connecting Through Commercial Communications

While military markets appear to be among the most significant opportunities for integration solutions, the trend towards integration is similarly strong in commercial applications. For example, early adopters of our Company's Multi-Mix® Power Amplifier Module (PAM) feel that it is an ideal design approach for achieving smaller cellular infrastructure equipment, such as base stations and tower-mounted amplifiers (TMAs), as well as smaller and lower-cost customer premises equipment (CPE) in emerging WiMAX networks.

Growth in commercial cellular communications networks and broadband WiMAX infrastructure equipment has created a strong demand for low-cost, high-power RF amplifiers. Multi-Mix® technology offers an optimum solution for these commercial requirements.

Beyond amplifiers, the Multi-Mix® Resource Module is an ideal solution for the radio transceiver cards found in every cellular base station. Several equipment suppliers are considering the benefits of Multi-Mix® for their systems. And, existing Multi-Mix® component customers are considering the benefits of higher levels of integration based on Multi-Mix® technology.

Sailing on Satellite Business

Merrimac's Multi-Mix® technology provides the right blend of performance, weight and cost to fly on a number of satellite programs. Key satellite system suppliers rely on Multi-Mix® integrated modules and RF subsystem solutions for trouble-free performance.

A major military satellite communications customer sees Multi-Mix® as an enabling technology solution for a military satellite program that will require production of multiple satellites over the next few years, as part of a program with implications for national defense. There is great potential for Merrimac on these two programs in 2007.

However, Merrimac is by no means a "one-technology" company, as numerous customers depend on our traditional high frequency technologies for their space solutions. Our Company's proven traditional RF microwave technologies include discrete component hybrids and stripline designs. Merrimac continues to support major satellite suppliers on a large number of commercial and military platforms.

In most cases, whether for satellite filter banks, integrated beamformers or other multifunction modules, Multi-Mix® can deliver a 30-to-40 percent reduction in size over traditional technologies.

Meeting Military Needs

In 2006, our Company formalized efforts to pursue increased government funding for Multi-Mix® technology from DARPA and targeted U.S. Department of Defense (DoD) research laboratories, including the Air Force Research Labs (AFRL), Army Research Lab (ARL) and Naval Research Labs (NRL). Team members pursued targeted areas of research, such as a Multi-Mix® hermeticity study and a cost-effective Multi-Mix® Just-In-Time-RF (JTRF) approach to building tactical radios as an alternative to the more expensive, more power-hungry Joint Tactical Radio System (JTRS) approach adopted by the U.S. military based

Merrimac's advanced technologies support a wide range of military and aerospace applications, including missile systems, satellite communications and surveillance, terrestrial communications, and shipboard and avionics systems.



Photo courtesy US Air Force



Photo courtesy US Air Force



Photo courtesy Dept. of Defense



Photo courtesy US Air Force

Photo courtesy Dept. of Defense

Photo courtesy Dept. of Defense

on programmable software-defined radios (SDRs). The global market for tactical radios for military and Homeland Security applications is potentially large, with most estimates well over $3 billion per year.

Our Company continued to support military customers with proven traditional mission-critical technologies, such as stripline and discrete element circuits, offering Multi-Mix® to military systems integrators concerned with reducing the size and cost of their RF microwave components while possibly improving performance and reliability. Merrimac has worked closely with selected military customers to refine Multi-Mix® technology for the demanding requirements of military systems. At the same time, our Company has continued to support traditional space and military customers with traditional technologies whenever requested, working intimately with our customers to understand specific system needs.

Multi-Mix® and the Multi-Mix® Resource Module are well positioned for applications in one of the fastest growing of military markets, unmanned aerial vehicles (UAVs) and unmanned ground vehicles (UGVs). This market segment is driven by major programs such as the U.S. Army's Future Combat Systems (FCS), as well as next-generation naval vessels being developed as part of the Cruiser Modernization Program. In fact, market research by the Teal Group (www.tealgroup.com) estimates that UAV spending will more than triple over the next decade from current worldwide UAV expenditures of $2.7 billion. The researcher anticipates that a civil UAV market will slowly emerge over the next decade, to include surveillance systems similar to military UAVs for coast guards, border patrol organizations and similar national security organizations.

Merrimac's traditional and Multi-Mix® technologies support both upgrade programs on existing military systems and state-of-the-art emerging battle systems such as the U.S. Navy's next-generation DD(G) destroyer. Merrimac's products are also instrumental in military applications such as (bottom, from left to right) avionics systems, satellite communications and surveillance systems, unmanned aerial vehicles (UAVs), and upgrades aboard in-service shipboard systems.

Photo courtesy Dept. of Defense

Our Company's integration capabilities with Multi-Mix® Microtechnology has Merrimac positioned as a key module supplier on the DD(G) and CG(X) next-generation warship programs (see "Multi-Mix® Microtechnology: Powering Tomorrow's Navy"). Due to the U.S. Navy's desire to save weight and cost, Multi-Mix® is the ideal module solution for these sophisticated vessels.

Our Company is supplying a wide range of components and integrated assemblies to leading systems integrators. A sampling includes Multi-Mix® switch filter banks for next-generation receivers on military communications satellites, integrated IFM subassemblies for fighter aircraft, a Multi-Mix® beamforming network for low-altitude radar systems, Multi-Mix® hybrids and couplers for JTRS products and a range of Multi-Mix® filters for radar upgrades, replacing much larger units based on traditional RF microwave technologies.

Multi-Mix® Microtechnology: Powering Tomorrow's Navy

Modernization is coming to the United States Navy in the form of the Cruiser Modernization Program. The program is meant as a cost-effective means of sustaining or increasing the naval ship complement while employing new technologies and capabilities. Of course, advanced technologies such as Merrimac's Multi-Mix® Microtechnology can help this next generation of battleships to achieve new levels of electronic system integration. For all of its next-generation vessels, the U.S. Navy is pursuing every opportunity to reduce cost without compromising combat capability.

The U.S. Navy's future destroyer, the DD(G), will feature a revolutionary gun called the Advanced Gun System (AGS), which can hurl shells at distances to 100 nautical miles with high accuracy. The AGS will fire rocket-assisted long-range rounds guided by a Global Positioning System (GPS). These Long Range Land Attack Projectiles (LRLAPs) can be fired at a rate of 12 rounds per minute. The fully automated gun and magazine will employ a water-cooled barrel to sustain the high firing rate without overheating.

The U.S. Navy's CG(X) next-generation cruiser will share a common propulsion system with the DD(G) and a stealthier hull form. The hull form will contain an integrated all-electric power system more efficient than current propulsion systems with more power capacity for future weapons systems. Like the DD(G), the CG(X) will be designed for reduced crew size and operating and support costs. In support of both ships, a new generation of air-defense radar systems is under development to counter low radar-cross-section (RCS) threats at extended ranges. The CG(X) will be able to detect, track and engage ballistic missiles at long range and outside of the atmosphere.

Our Company is currently designing prototypes for three different projects for the DD(G) destroyer and the CG(X) cruiser. These projects include two Platform Modules that could have broad application for multiple naval shipboard applications. The Multi-Mix® Integrated Module is part of the advanced radar aboard the DD(G). The Multi-Mix® module will help remove about 3,000 lbs per ship compared to traditional RF microwave technologies. The Multi-Mix® Beamformer Assembly for the CG(X) cruiser represents the highest level of integration so far for Multi-Mix® technology, merging three former modules into one.

Homeland/Global Security

Homeland/Global Security is rapidly evolving into a market concerned with satellite-based international surveillance, universal communications capabilities, advanced detection techniques and other technologies closely aligned with traditional military electronics technologies. Given our Company's strong heritage in military electronics, the market for Homeland/Global Security would appear an excellent fit for the integration capabilities of Multi-Mix® Microtechnology.

Our Company has already designed Multi-Mix® components for a major supplier of Public Safety radios and base stations, with five custom products designed for this particular application. Merrimac is also exploring a highly integrated Multi-Mix® Resource Module transceiver design for a next-generation SDR-based Public Safety radio.

In addition, our Company supplies both conventional-technology and Multi-Mix® components and integrated assemblies to numerous satellite customers for platforms involved in surveillance and national security.

But the largest single market opportunity in the Homeland/Global Security might be for the Multi-Mix® PAM, for use in Public Safety base stations and radios. With the PAM design concept, radio transmit amplifiers can be made in a fraction of the size of amplifier modules currently being used in legacy radio designs. The PAM approach also yields highly efficient designs with lower power consumption than traditional technologies. Since the PAM incorporates power transistor die rather than packaged devices, it can be designed in a smaller footprint and for less cost because of the removal of expensive transistor packaging. As with the other markets our Company serves, our Customers in Homeland/Global Security are as concerned with saving cost as they are in reducing size and power.

Merrimac's Multi-Mix® multilayer technology plays an important role in keeping America safe and secure, supporting numerous programs in Homeland Security and Global Security.



Photo courtesy US Air Force

Financial Table of Contents

FORWARD-LOOKING STATEMENTS

This Annual Report contains statements relating to future results of Merrimac Industries, Inc. ("Merrimac" or the "Company") (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to: risks associated with demand for and market acceptance of existing and newly developed products as to which the Company has made significant investments, particularly its Multi-Mix® products; the possibilities of impairment charges to the carrying value of our Multi-Mix® assets, thereby resulting in charges to our earnings; risks associated with adequate capacity to obtain raw materials and reduced control over delivery schedules and costs due to reliance on sole source or limited suppliers; slower than anticipated penetration into the satellite communications, defense and wireless markets; failure of our Original Equipment Manufacturer, or OEM, customers to successfully incorporate our products into their systems; changes in product mix resulting in unexpected engineering and research and development costs; delays and increased costs in product development, engineering and production; reliance on a small number of significant customers; the emergence of new or stronger competitors as a result of consolidation movements in the market; the timing and market acceptance of our or our OEM customers' new or enhanced products; general economic and industry conditions; the risk that the benefits expected from the Company's acquisition of Filtran Microcircuits Inc. are not realized; the ability to protect proprietary information and technology; competitive products and pricing pressures; our ability and the ability of our OEM customers to keep pace with the rapid technological changes and short product life cycles in our industry and gain market acceptance for new products and technologies; foreign currency fluctuations between the U.S. and Canadian dollars; risks relating to governmental regulatory actions in communications and defense programs; and inventory risks due to technological innovation and product obsolescence, as well as other risks and uncertainties as are detailed from time to time in the Company's Securities and Exchange Commission filings. These forward-looking statements are made only as of the date of the filing of this Annual Report, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

Merrimac Industries, Inc. is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. The Company's operations are conducted primarily through two business segments: (1) electronic components and subsystems and (2) microwave micro-circuitry (through its subsidiary, Filtran Microcircuits Inc.).

The following table provides a breakdown of our sales between these segments:

	2006		2005	
	$	% of sales	$	% of sales
Electronic components and subsystems	$22,531,000	82.2 %	$ 22,483,000	75.7 %
Microwave micro-circuitry[1]	$ 5,045,000	18.4 %	$ 7,372,000	24.8 %
Less intersegment sales	$ (155,000)	(0.6)%	$ (136,000)	(0.5)%
Consolidated	$27,421,000	100.0 %	$ 29,719,000	100.0 %

[1] Substantially all conducted by our Canadian subsidiary, Filtran Microcircuits Inc.

Merrimac is a versatile technologically oriented company specializing in miniature radio frequency lumped-element components, integrated networks, microstrip and stripline microwave components, integrated multifunction subsystems and ferrite attenuators. Of special significance has been the combination of two or more of these technologies into single components to achieve superior performance and reliability while minimizing package size and weight. Merrimac components are today found in applications as diverse as satellites, military and commercial aircraft, radar, cellular radio systems, medical and dental diagnostic instruments, personal communications systems ("PCS") and wireless internet connectivity. Merrimac's components range in price from $0.50 to more than $10,000 and its subsystems range from $500 to more than $1,500,000.

The following table presents our key customers and the percentage of net sales made to such customers:

	2006	2005	2004
Raytheon Company	11.1 %	10.5 %	13.9 %
Lockheed Martin Corporation	8.7 %	10.9 %	6.6 %
The Boeing Company	8.4 %	5.9 %	7.8 %
L-3 Communications Corporation	7.5 %	4.3 %	2.7 %
Space Systems Loral	6.5 %	2.4 %	1.3 %
Northrop Grumman Corporation	5.9 %	8.8 %	11.9 %
Israel Aircraft Industries Ltd.	3.3 %	11.2 %	6.2 %

Sales to the foreign geographic area of Europe were 7.6%, 14.8% and 8.9% of net sales in fiscal years 2006, 2005 and 2004, respectively.

The following table provides a breakdown of the net sales by customer industry segment and geographic area:

2006	North America		Rest of World	
	$	%	$	%
Military and commercial satellites	$ 9,475,000	34.5 %	$ 602,000	2.2 %
Defense	$ 7,202,000	26.3 %	$ 1,554,000	5.7 %
Commercial	$ 8,029,000	29.3 %	$ 559,000	2.0 %

2005	North America		Rest of World	
	$	%	$	%
Military and commercial satellites	$ 6,960,000	23.4 %	$ 933,000	3.1 %
Defense	$ 7,246,000	24.4 %	$ 3,899,000	13.1 %
Commercial	$ 9,746,000	32.8 %	$ 935,000	3.2 %

The Company markets and sells its products domestically and internationally through a direct sales force and manufacturers' representatives. Merrimac has traditionally developed and offered for sale products built to specific customer needs, as well as standard catalog items. The following table provides a breakdown of electronic components sales as derived from initial orders for products custom designed for specific customer applications, repeat orders for such products and from catalog sales:

	2006	2005	2004
Initial designs	23 %	27 %	27 %
Repeat designs	63 %	57 %	58 %
Catalog sales	14 %	16 %	15 %

The Company believes that while its wireless subscriber base continues to grow, the recent economic downturn, resulting in reduced spending by wireless telecommunications service providers, has caused many wireless telecommunications equipment manufacturers to delay or forego purchases of the Company's products. The Company expects that its defense and satellite customers should continue to maintain their approximate current levels of orders during fiscal year 2007, though there are no assurances they will do so. Nevertheless, in times of armed conflict or war, military spending is concentrated on armaments build up, maintenance and troop support, and not on the research and development and specialty applications that are the Company's core strengths and revenue generators. Accordingly, our defense and military product sales may decrease and should not be expected to increase, at times of armed conflicts or war. The Company also anticipates increased levels of orders during fiscal year 2007 for its Multi-Mix® Microtechnology products, based on inquiries from existing customers, requests to quote from new and existing customers and market research. FMI is working to restore orders for automotive and defense applications that were delayed in 2006.

The Company incurred an operating loss in 2006 due to declines in the microwave micro-circuitry segment's defense orders that had been expected to renew in 2006 and reduced orders from delays in space and defense programs for the electronic components and subsystems segment. The Company has made and will be making operating changes to Filtran to stimulate their sales growth and reduce their costs. The Company has also reduced the cost structure of the electronic components and subsystems segment due to the order delays discussed above. There can be no assurance as to whether or when the Company will become profitable again.

Because of the declining level of orders and sales, the Company reduced its headcount by 15 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded personnel restructuring charges of $286,000, consisting of severance and certain other personnel costs, during the fourth quarter of 2006. The Company anticipates annual savings of $1,500,000 to begin in the first quarter of 2007 from the restructuring and other cost reduction and containment measures to be implemented.

Recently the Company became aware of a problem with purchased material that was utilized in certain products. The Company has evaluated the material and found the problem with the material does not affect the functionality and reliability of the products. This problem did cause shipment delays of approximately $1,000,000 of products that were expected to be sold in the first quarter of 2007. The delay in shipments will have a significant negative impact on the results of operations for the first quarter of 2007.

Cost of sales for the Company consists of materials, salaries and related expenses, and outside services for manufacturing and certain engineering personnel and manufacturing overhead. Our products are designed and manufactured in the Company's facilities. The Company's manufacturing and production facilities infrastructure overhead are relatively fixed and are based on its expectations of future net sales. Should the Company experience a reduction in net sales in a quarter, it could have difficulty adjusting short-term expenditures and absorbing any excess capacity expenses. If this were to occur, the Company's operating results for that quarter would be negatively impacted. In order to remain competitive, the Company must

continually reduce its manufacturing costs through design and engineering innovations and increases in manufacturing efficiencies. There can be no assurance that the Company will be able to reduce its manufacturing costs.

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2006 by approximately $900,000, and the Company anticipates that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2007 by approximately $300,000. The Company intends to issue up to $2,400,000 of purchase order commitments for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational during fiscal year 2007. The Company's planned equipment purchases and other commitments are expected to be funded through cash resources and cash flows expected to be generated from operations, and supplemented by the Company's $5,000,000 revolving credit facility, which expires October 18, 2008.

Selling, general and administrative expenses consist of personnel costs for administrative, selling and marketing groups, sales commissions to employees and manufacturing representatives, travel, product marketing and promotion costs, as well as legal, accounting, information technology and other administrative costs. The Company expects to continue to make significant and increasing expenditures for selling, general and administrative expenses, especially in connection with implementation of its strategic plan for generating and expanding sales of Multi-Mix® products.

Research and development expenses consist of materials, salaries and related expenses of certain engineering personnel, and outside services related to product development projects. The Company charges all research and development expenses to operations as incurred. The Company believes that continued investment in research and development is critical to the Company's long-term business success. We intend to continue to invest in research and development programs in future periods, and expect that these costs will increase over time, in order to develop new products, enhance performance of existing products and reduce the cost of current or new products.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The Company's management makes certain assumptions and estimates that impact the reported amounts of assets, liabilities and stockholders' equity, and sales and expenses. These assumptions and estimates are inherently uncertain. The management judgments that are currently the most critical are related to the accounting for the Company's investments in Multi-Mix® Microtechnology, contract revenue recognition, inventory valuation, valuation of goodwill and valuation of deferred tax assets. Below is a further description of these policies as well as the estimates involved.

Impairment of long-lived assets

The following is a summary of the carrying amounts of the Multi-Mix® Microtechnology net assets included in the Company's consolidated financial statements at December 30, 2006 and the related future planned purchases and lease obligation commitments through January 2011.

Net assets:	
Property, plant and equipment, at cost	$14,954,000
Less accumulated depreciation and amortization	8,207,000
Property, plant and equipment, net	6,747,000
Inventories	494,000
Other assets, net	130,000
Total net assets at December 30, 2006	$ 7,371,000
Commitments:	
Planned equipment purchases for 2007	$ 750,000
Lease obligations through January 2011	775,000
Total commitments	$ 1,525,000
Total net assets and commitments	$ 8,896,000

Approximately 35% of the property, plant and equipment may be utilized in other areas of our electronic components and subsystems operations.

The Company anticipates receiving additional orders during 2007 for its Multi-Mix® Microtechnology products, based on inquiries from existing customers, requests to quote from new and existing customers and market research, for which substantial research and development costs have also been incurred. Due to economic and market conditions in the wireless industry since 2000, wireless telecommunications system service providers substantially reduced their capital equipment purchases from our customers. While these circumstances have resulted in the delay or cancellation of Multi-Mix® Microtechnology product purchases that had been anticipated from certain specific customers or programs, in connection with the improved conditions in the industry, the Company has implemented a strategic plan utilizing product knowledge and customer focus to expand specific sales opportunities. Continued extended delay or reduction from planned levels in new orders expected from customers for these products could require the Company to pursue alternatives related to the utilization or realization of these assets and commitments. Should these alternatives not be realized, the Company would have to write down the value of these assets, thereby incurring an impairment charge to earnings, the net result of which would be materially adverse to the financial results and condition of the Company. In accordance with the Company's evaluation of Multi-Mix® under SFAS No. 144, the Company has determined no provision for impairment is required at this time. Management will continue to monitor the recoverability of the Multi-Mix® assets.

Contract Revenue Recognition

The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104. Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion.

The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured. The Company submits financial information regarding the cost rates on cost-reimbursement contracts for each fiscal year in which the Company performed work on cost-reimbursement contracts. The Company does not record any estimates on a regular basis for potential revenue adjustments, as there currently is no reasonable basis on which to estimate such adjustments given the Company's very limited experience with these contracts. During 2004, the Company recognized a revenue reduction of $12,000 related to a cost-reimbursement contract. The Company recognized revenue of $715,000 and $106,000 related to cost-reimbursement contracts in 2006 and 2005, respectively.

Inventory Valuation

Inventories are valued at the lower of average cost or market. Inventories are periodically reviewed for their projected manufacturing usage utilization and, when slow-moving or obsolete inventories are identified, a provision for a potential loss is made and charged to operations. Total inventories are net of valuation allowances for obsolescence and cost overruns of $1,174,000 at December 30, 2006 and $1,084,000 at December 31, 2005, of which $85,000 and $50,000, respectively, represented cost overruns.

Procurement of inventory is based on specific customer orders and forecasts. Customers have certain rights of modification with respect to these orders and forecasts. As a result, customer modifications to orders and forecasts affecting inventory previously procured by us and our purchases of inventory beyond customer needs may result in excess and obsolete inventory for the related customers. Although we may be able to use some of these excess components and raw materials in other products we manufacture, a portion of the cost of this excess inventory may not be recoverable from customers, nor may any excess quantities be returned to the vendors. We also may not be able to recover the cost of obsolete inventory from vendors or customers.

Write offs or write downs of inventory generally arise from:

- declines in the market value of inventory; and
- changes in customer demand for inventory, such as cancellation of orders; and
- our purchases of inventory beyond customer needs that result in excess quantities on hand and that we are not able to return to the vendor or charge back to the customer.

Valuation of Goodwill

With the adoption of SFAS No. 142 by the Company on December 30, 2001, goodwill is no longer subject to amortization over its estimated useful life. However, goodwill is subject to at least an annual assessment for impairment and more frequently if circumstances indicate a possible impairment. The Company performed the annual assessment during the fourth quarter of 2006 and determined there was no impairment.

As shown in footnote 9 of the consolidated financial statements, the sales and operating income of the Company's microwave micro-circuitry segment, conducted through its Filtran Microcircuits, Inc. subsidiary, declined during 2006. The segment's backlog decreased approximately $1,500,000 since the end of fiscal year 2004 and $200,000 since the end of fiscal year 2005. The principal reason for the reduction in sales was due to declines in the segment's defense orders that had been expected to renew in 2006. Operating income declined due to the decreased sales, a higher cost structure and reductions in production yields during 2006.

In response to the decline in FMI's results, the Company instituted management changes at Filtran during the fourth quarter of 2006. The Company has begun manufacturing certain Filtran products and is currently evaluating plans to move the manufacturing of other Filtran products to its Costa Rica facility to utilize the benefits of the more efficient production equipment and the lower direct labor costs at that facility. If the performance of FMI does not improve after making the changes listed above, the Company may be required to record an impairment charge to its goodwill.

Valuation of Deferred Tax Assets

The Company currently has significant deferred tax assets resulting from net operating loss carryforwards, tax credit carryforwards and deductible temporary differences, which should reduce taxable income in future periods. A valuation allowance is required when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The Company's 2002, 2003 and 2006 net losses weighed heavily in the Company's overall assessment. As a result of the assessment, the Company established a full valuation allowance for its remaining net domestic deferred tax assets at December 28, 2002. This assessment continued unchanged from 2003 through 2006. In 2006 and 2005 the Company recorded additional valuation allowances for certain Canadian deferred tax assets of $427,000 and $270,000, respectively, because it believed that the probability of realization of such assets was uncertain. Management believes that a valuation allowance is not required for the remainder of FMI's recorded deferred tax assets as they are more likely than not to be realized.

CONSOLIDATED STATEMENTS OF OPERATIONS SUMMARY

The following table displays line items in the Consolidated Statements of Operations as a percentage of net sales.

	Percentage of Net Sales Years Ended (Unaudited)		
	December 30, 2006	December 31, 2005	January 1, 2005
Net sales	100.0 %	100.0 %	100.0 %
Costs and expenses:			
Cost of sales	63.0	58.9	58.3
Selling, general and administrative	36.0	32.1	31.7
Research and development	7.4	6.5	5.6
Restructuring charge	1.0	—	—
	(107.4)	97.5	95.6
Operating income (loss)	(7.4)	2.5	4.4
Interest and other expense, net	(.9)	(.7)	(.8)
(Loss) gain on disposition of assets	—	(.1)	—
Income (loss) before income taxes	(8.3)	1.7	3.6
Benefit for income taxes	(.2)	(.9)	(.3)
Net income (loss)	(8.1) %	2.6 %	3.9 %

2006 COMPARED TO 2005

Net sales.

Consolidated results of operations for 2006 reflect a decrease in net sales from 2005 of $2,297,000 or 7.7% to $27,421,000. This decrease was attributable to a $2,327,000 decrease in net sales of microwave micro-circuitry products from the Company's Filtran business offset in part by a $48,000 increase in sales for the electronic components and subsystems segment. The decrease in sales of the microwave micro-circuitry segment for 2006 was due to declines in the segment's defense orders that had been expected to renew in 2006. Net sales for the electronic components and subsystems segment for 2006 were essentially flat, but below expectation due to reduced orders from delays in space and defense programs. Sales for 2006 for the electronic components and subsystems segment included $1,200,000 of revenue recognized in connection with the early close out of a fixed price customer contract during the second quarter.

Backlog represents the amount of orders the Company has received that have not been shipped as of the end of a particular fiscal period. The orders in backlog are a measure of future sales and determine the Company's upcoming material, labor and service requirements. The book-to-bill ratio for a particular period represents orders received for that period divided by net sales for the same period. The Company looks for this ratio to exceed 1.0, indicating the backlog is being replenished at a higher rate than the sales being removed from the backlog.

The following table presents key performance measures that we use to monitor our operating results:

	2006	2005
Beginning Backlog	$13,139,000	$ 12,945,000
Plus Bookings	$26,667,000	$ 29,913,000
Less Net Sales	$27,421,000	$ 29,719,000
Ending Backlog	$12,385,000	$ 13,139,000
Book-to-Bill Ratio	0.97	1.01

Orders of $26,667,000 were received for 2006, a decrease of $3,246,000 or 10.9% compared to $29,913,000 in orders received for 2005. The decrease in orders for fiscal year 2006 as compared to fiscal year 2005 was due to our key account customers loss of significant orders that were to include Merrimac products as well as from delays in expected satellite and defense programs for all product lines, including our Multi-Mix® products. Backlog decreased by $754,000 to $12,385,000 at the end of 2005 compared to $13,139,000 at year-end 2005.

Cost of sales and gross profit.
The following table provides comparative gross profit information, by product segment, for the past two years.

	$	Increase/ (Decrease) From Prior Year	% of Segment Net Sales
2006			
Electronic Components and Subsystems gross profit	**$ 9,175,000**	**$ (1,107,000)**	**40.7 %**
Microwave Micro-Circuitry gross profit	**$ 959,000**	**$ (973,000)**	**19.0 %**
Consolidated gross profit	**$10,134,000**	**$ (2,080,000)**	**37.0 %**
2005			
Electronic Components and Subsystems gross profit	$ 10,281,000	$ (1,060,000)	45.7 %
Microwave Micro-Circuitry gross profit	$ 1,933,000	$ 364,000	26.2 %
Consolidated gross profit	$ 12,214,000	$ (696,000)	41.1 %

The decrease in gross profit for 2006 for the electronic components and subsystems segment was due to higher warranty costs from the Company's transition from components to a designer and provider of integrated assemblies and subsystems, more competitive pricing on certain products and higher fixed manufacturing costs.

Depreciation and amortization expense included in 2006 consolidated cost of sales was $2,333,000, a decrease of $529,000 compared to 2005. The decrease in depreciation and amortization expense was due to certain production and testing equipment becoming fully depreciated during 2005 and 2006. For 2006, approximately $1,490,000 of depreciation and amortization expense was associated with Multi-Mix® Microtechnology capital assets.

FMI sales include intersegment sales of $155,000 and $136,000 in 2006 and 2005, respectively. The decrease in gross margin percent for 2006 is due to higher material and overhead costs and lower production yields.

Selling, general and administrative expenses.
Selling, general and administrative expenses of $9,864,000 for 2006 increased by $324,000 or 3.4%, and when expressed as a percentage of net sales, increased by 3.9 percentage points to 36.0% compared to 2005. The 2006 selling, general and administrative expenses increased due to higher selling, marketing and administrative expenses related to higher compensation partially offset by lower commissions on the lower sales level.

Research and development expenses.
Research and development expenses for new products were $2,021,000 for 2006, an increase of $89,000 or 4.6% and when expressed as a percentage of net sales, an increase of 0.9 percentage points to 7.4% compared to 2005. Except for $112,000 of expenses at FMI (a decrease of $42,000 from such FMI expenses in 2005) substantially all of the research and development expenses were related to Multi-Mix® Microtechnology, Multi-Mix PICO® and power amplifier products. The Company anticipates that these expenses will increase in future periods in connection with further implementation of our strategic plan for Multi-Mix®.

Restructuring charge.
Because of the declining level of orders and sales, the Company reduced its headcount by 15 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded a personnel restructuring charge of $286,000, consisting of severance and certain other personnel costs, during the fourth quarter of 2006. Such charges increased the net loss by $.09 per share. The Company paid $146,000 of these restructuring charge in 2006. Substantially all of the remaining 2006 restructuring charge will be paid in 2007. The Company anticipates annual savings of $1,500,000 to begin in the first quarter of 2007 from the restructuring and other cost reduction and containment measures to be implemented.

Operating income (loss).
Consolidated operating loss for 2006 was $2,038,000 compared to consolidated operating income of $742,000 for 2005. Consolidated operating loss for 2006 included a non-cash charge of $189,000 for share-based compensation resulting from the adoption of SFAS No. 123R.

For 2006, the Company's operating loss for its electronic components and subsystems segment was $1,526,000 compared to operating income of $280,000 for 2005. The lower operating income for the electronic components and subsystems segment was due to the segment's lower gross profit, restructuring charges, higher research and development costs and higher selling, marketing and administrative costs compared to 2005. For 2006, operating loss for the microwave micro-circuitry segment was $511,000 compared to operating income of $462,000 for 2005 due to the lower gross profit from the reduced 2006 sales level.

Interest and other expense, net.
Interest and other expense, net was $257,000 for 2006 compared to interest and other expense, net of $218,000 for 2005. Interest expense for 2006 includes the write-off of $167,000 of unamortized deferred debt costs related to its prior financing agreement. Interest expense for 2006 and 2005 was principally incurred on borrowings under the term loans which the Company consummated during the fourth quarter of 2003 and refinanced in October 2006. The Company instituted a cash management program in the fourth quarter of 2005 that generated increased interest income on the Company's free cash balances during 2006 as compared to 2005.

Income taxes.
The Company's effective tax rate for the year ended December 31, 2005 reflects U.S. Federal Alternative Minimum Tax and State income taxes for the respective years. The current foreign tax benefit for the year ended December 30, 2006 represents refundable Canadian provincial tax credits for which FMI, as a technology company, has qualified. The 2005 current benefit reflects a $30,000 domestic tax benefit related to tax planning on the 2004 returns. The current foreign tax benefit for the year ended December 31, 2005 represents refundable Canadian provincial tax credits as described above for FMI.

Internal Revenue Service Code Section 382 places a limitation on the utilization of net operating loss carryforwards when an ownership change, as defined in the tax law, occurs. Generally, an ownership change occurs when there is a greater than 50 percent change in ownership. If such change should occur, the actual utilization of net operating loss carryforwards, for tax purposes, would be limited annually to a percentage of the fair market value of the Company at the time of such change. The Company may become subject to these limitations depending on change in ownership.

Net income (loss).
Net loss for 2006 was $2,225,000 compared to net income of $761,000 for 2005 for the reasons described above. Net loss per share for 2006 was $.71 compared to net income per diluted share of $.24 per share for 2005.

2005 COMPARED TO 2004

Net sales.

Consolidated results of operations for 2005 reflect a decrease in net sales from 2004 of $1,230,000 or 4.0% to $29,719,000. This decrease was attributable to a $2,657,000 decrease in net sales of electronic components and subsystems offset in part by a $1,416,000 increase in sales of microwave micro-circuitry products from the Company's wholly-owned subsidiary FMI. The decrease in net sales for the electronic components and subsystems segment for 2005 is due to reduced orders from delays in space and defense programs. In times of armed conflict or war, military spending is concentrated on armaments build up, maintenance and troop support, and not on the research and development and specialty applications that are the Company's core strengths and revenue generators. The increase in sales of the microwave micro-circuitry segment for 2005 was due to new orders from both existing and new customers due to the continued efforts to diversify FMI into wireless base stations, automotive and defense applications.

Backlog represents the amount of orders the Company has received that have not been shipped as of the end of a particular fiscal period. The orders in backlog are a measure of future sales and determine the Company's upcoming material, labor and service requirements. The book-to-bill ratio for a particular period represents orders received for that period divided by net sales for the same period. The Company looks for this ratio to exceed 1.0, indicating the backlog is being replenished at a higher rate than the sales being removed from the backlog.

The following table presents key performance measures that we use to monitor our operating results:

	2005	2004
Beginning Backlog	$ 12,945,000	$12,395,000
Plus Bookings	$ 29,913,000	$31,499,000
Less Net Sales	$ 29,719,000	$30,949,000
Ending Backlog	$ 13,139,000	$12,945,000
Book-to-Bill Ratio	1.01	1.02

Orders of $29,913,000 were received for 2005, a decrease of $1,586,000 or 5.0% compared to $31,499,000 in orders received for 2004. Backlog increased by $194,000 to $13,139,000 at the end of 2005 compared to $12,945,000 at year-end 2004.

Cost of sales and gross profit.

The following table provides comparative gross profit information, by product segment, for the past two years.

2005			
Electronic Components and subsystems gross profit	$ 10,281,000	$ (1,060,000)	45.7%
Microwave Micro-Circuitry gross profit	$ 1,933,000	$ 364,000	26.2%
Consolidated gross profit	$ 12,214,000	$ (696,000)	41.1%

2004			
Electronic Components and subsystems gross profit	$ 11,341,000	$ 1,841,000	45.1%
Microwave Micro-Circuitry gross profit	$ 1,569,000	$ 492,000	26.3%
Consolidated gross profit	$ 12,910,000	$ 2,333,000	41.7%

The decrease in gross profit for 2005 for the electronic components and subsystems segment was due to the overall decrease in segment sales. Cost of sales for the electronic components and subsystems segment also reflects a reduction of intersegment purchases from FMI of $12,000 for 2005.

Depreciation expense included in 2005 consolidated cost of sales was $2,862,000, a decrease of $8,000 compared to 2004. For 2005, approximately $1,641,000 of depreciation expense was associated with Multi-Mix® Microtechnology capital assets.

FMI sales include intersegment sales of $136,000 and $148,000 in 2005 and 2004, respectively. The decrease in gross margin percent for 2005 is due to higher material and overhead costs, including additional overtime, related to the new defense orders booked in 2004. During the second half of 2004, gross profit margin at FMI was negatively impacted by the weakness of the U.S. dollar against the Canadian dollar. The higher material and overtime costs for such defense orders are not expected to continue into future periods, but certain additional overhead costs may affect future results.

Selling, general and administrative expenses.

Selling, general and administrative expenses of $9,540,000 for 2005 decreased by $280,000 or 2.8%, and when expressed as a percentage of net sales, increased by 0.4 percentage points to 32.1% compared to 2004. The 2005 selling, general and administrative expenses decreased due to lower commissions related to the lower sales level in 2005.

Research and development expenses.

Research and development expenses for new products were $1,932,000 for 2005, an increase of $209,000 or 12.1% and when expressed as a percentage of net sales, an increase of 0.9 percentage points to 6.5% compared to 2004. Except for $154,000 of expenses at FMI (a decrease of $44,000 from such FMI expenses in 2004) substantially all of the research and development expenses were related to Multi-Mix® Microtechnology, Multi-Mix PICO® and power amplifier products. The Company anticipates that these expenses will increase in future periods in connection with further implementation of our strategic plan for Multi-Mix®.

Operating income.

Consolidated operating income for 2005 was $742,000 compared to consolidated operating income of $1,367,000 for 2004. Two expenses which reduced operating income for 2004 were $150,000 for employee incentive compensation payments and $75,000 for a profit-sharing contribution to the Company's 401(k) Plan, did not recur in 2005.

For 2005, the Company's operating income for its electronic components and subsystems segment was $280,000 compared to operating income of $1,178,000 for 2004. The lower operating income for the electronic components and subsystems segment was due to the segment's lower gross profit from lower sales, partially offset by lower operating expenses compared to 2004. For 2005, operating income for the microwave micro-circuitry segment was $462,000 compared to operating income of $189,000 for 2004 due to the increase in gross margin from the higher sales level.

Interest and other expense, net.

Interest and other expense, net was $218,000 for 2005 compared to interest and other expense, net of $265,000 for 2004. Interest expense for 2005 and 2004 was principally incurred on borrowings under the revolving line of credit and term loans which the Company consummated during the fourth quarter of 2003. The reduction of interest and other expense was due to lower outstanding debt balances during 2005 as the Company repaid $1,502,000 throughout 2004.

Income taxes.

The Company's effective tax rate for the years ended December 31, 2005 and January 1, 2005 reflects U.S. Federal Alternative Minimum Tax and State income taxes for the respective years. The 2005 current benefit reflects a $30,000 domestic tax benefit related to tax planning on the 2004 returns. The current foreign tax benefit for the year ended December 31, 2005 represents

refundable Canadian provincial tax credits for which FMI, as a technology company, has qualified. The 2004 current tax provision in the amount of $122,000 was based on certain statutory limitations on the use of the Company's net operating loss carryforwards. Tax benefits were recorded in the amount of $218,000 in 2004 primarily associated with FMI's research and development expenses incurred in Canada.

Internal Revenue Service Code Section 382 places a limitation on the utilization of net operating loss carryforwards when an ownership change, as defined in the tax law, occurs. Generally, an ownership change occurs when there is a greater than 50 percent change in ownership. If such change should occur, the actual utilization of net operating loss carryforwards, for tax purposes, would be limited annually to a percentage of the fair market value of the Company at the time of such change. The Company may become subject to these limitations depending on change in ownership.

Net income.

Net income for 2005 was $761,000 compared to net income of $1,198,000 for 2004. Net income per diluted share for 2005 was $.24 compared to net income per diluted share of $.38 per share for 2004.

Quarterly Results

The following table sets forth unaudited financial data for each of the Company's last eight fiscal quarters.

Fiscal Year Ended December 30, 2006	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(Dollars in thousands)				
(Unaudited)				
Consolidated Statement of Operations Data:				
Net sales	$ 6,230	$ 8,251	$ 6,748	$ 6,192
Gross profit	2,401	3,711	2,498	1,524
Operating income (loss)	(457)	550	(604)	(1,526)
Net income (loss)	(440)	529	(599)	(1,716)
Net income (loss) per share:				
Basic	(.14)	.17	(.19)	(.55)
Diluted	(.14)	.17	(.19)	(.55)

Fiscal Year Ended December 31, 2005				
(Dollars in thousands)				
(Unaudited)				
Consolidated Statement of Operations Data:				
Net sales	$ 7,258	$ 7,568	$ 7,890	$ 7,002
Gross profit	3,034	3,268	3,250	2,662
Operating income (loss)	182	416	291	(147)
Net income (loss)	84	332	228	117
Net income (loss) per share:				
Basic	.03	.11	.07	.04
Diluted	.03	.10	.07	.04

LIQUIDITY AND CAPITAL RESOURCES

The Company had liquid resources comprised of cash and cash equivalents totaling approximately $6,000,000 at the end of 2006 compared to approximately $4,100,000 at the end of 2005. The Company's working capital was approximately $13,300,000 and its current ratio was 4.9 to 1 at the end of 2006 compared to $9,800,000 and 3.2 to 1, respectively, at the end of 2005. At December 31, 2006 the Company had available borrowing capacity under its revolving line of credit of $3,300,000.

The Company's liquidity needs for the next year plus its planned equipment purchases and other commitments are expected to be funded through cash resources and cash flows expected to be generated from operations, and supplemented, if necessary, by the Company's $5,000,000 revolving credit facility, which expires October 18, 2008.

On March 14, 2007, the Company repurchased in a private transaction 238,700 shares of its Common Stock for the treasury at $9.00 per share for an aggregate total of $2,148,300 from a group of investors.

The Company's operating activities used operating cash flows of $396,000 during 2006 compared to positive cash flows of $4,029,000 during 2005. The primary uses of operating cash flows for 2006 were the net loss of $2,225,000 which was reduced by depreciation and amortization of $2,592,000 and share-based compensation of $189,000, increases in accounts receivable of $515,000, inventory of $145,000 and an aggregate decrease in accounts payable, customer deposits and accrued liabilities of $586,000 offset by income tax refunds of $324,000. The primary sources of operating cash flows for 2005 were the net income of $761,000 which was reduced by depreciation and amortization of $3,155,000; a decrease in accounts receivable of $1,202,000 and an increase in customer deposits of $630,000, offset by an increase in inventories of $774,000, an increase in income taxes receivable of $312,000, an aggregate decrease in accounts payable and accrued liabilities of $627,000 and the reduction of income taxes payable of $83,000.

The Company made net capital investments in property, plant and equipment of $1,676,000 during 2006, compared to net capital investments made in property, plant and equipment of $1,474,000 during 2005. These capital expenditures are related to new production and test equipment capabilities in connection with the introduction of new products and enhancements to existing products. The depreciated cost of capital equipment associated with Multi-Mix® Microtechnology was $6,747,000 at the end of 2006, a decrease of $699,000 compared to $7,446,000 at the end of fiscal year 2005.

On October 18, 2006, the Company entered into a new financing agreement with North Fork Bank which consists of a two-year $5,000,000 revolving line of credit, a five-year $2,000,000 machinery and equipment term loan due October 1, 2011 ("Term Loan") and a ten-year $3,000,000 real estate term loan due October 1, 2016 ("Mortgage Loan"). This financing agreement replaced the prior financing agreement with CIT. Completion of the new financing agreement resulted in additional cash loan proceeds of approximately $2,900,000 plus the release of previously restricted cash of $1,500,000. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable plus up to 50% of eligible raw materials inventory plus up to 25% of eligible electronic components, with an inventory advance sublimit not to exceed $1,500,000, as defined in the financing agreement). The revolving line of credit expires October 18, 2008. At December 30, 2006, the Company had available borrowing capacity under its revolving line of credit of $3,300,000. The revolving line of credit bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.00%. The principal amount of the Term Loan is payable in 59 equal monthly installments of $33,333 and one final payment of the remaining principal balance. The Term Loan bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.25%. The principal amount of the Mortgage Loan is payable in 119 equal monthly installments of $12,500 and one final payment of the remaining principal balance. The Mortgage Loan bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.25%. At December 30, 2006, the Company, under the terms of its agreement with North Fork Bank, elected to convert $1,875,000 of the Term Loan and $2,950,000 of the Mortgage Loan from their prime rate base to LIBOR-based interest rate loans for one month at an interest rate of 7.60%, which expire January 16, 2007. The revolving line of credit, the Term Loan and the Mortgage Loan are secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial covenants. The Company was in compliance with these covenants at December 30, 2006.

The financing agreement with CIT consisted of a $5,000,000 revolving line of credit, that was temporarily reduced by $250,000 until certain conditions were met; a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this financing agreement, the Company was required to place, over the life of the loan, $1,500,000 restricted cash collateral with CIT. As further discussed above, the financing agreement was terminated on October 18, 2006, the

loans were repaid and the restricted cash was returned by CIT to the Company. The revolving line of credit, which expired October 18, 2006, was subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). The revolving line of credit bore interest at the prime rate plus 0.50% (currently 8.75%). The principal amount of Term Loan A was payable in 60 equal monthly installments of $25,000 and bore interest at the prime rate plus 1% (currently 9.25%). The principal amount of Term Loan B was payable in 84 equal monthly installments of $32,738 and bore interest at the prime rate plus 1% (currently 9.25%). The revolving line of credit and the term loans were secured by substantially all of the Company's assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada.

FMI has a revolving credit agreement in place with The Bank of Nova Scotia for up to $500,000 (Canadian) at the prime rate plus 3/4%. No borrowings were outstanding under this agreement at December 30, 2006.

FMI has a $1,800,000 (Canadian) (approximately $1,600,000 US) revolving lease line with the Bank of Nova Scotia, whereby the Company can obtain funding for previous production equipment purchases via a sale/leaseback transaction. As of December 30, 2006, $350,000 had been utilized under this facility. Such leases are payable in monthly installments for up to five years and are secured by the related production equipment. Interest rates (typically prime rate plus one percent) are set at the closing of each respective sale/leaseback transaction. During the first quarter of 2006, FMI obtained $160,000 in connection with the sale/leaseback of certain production equipment. The related equipment was originally purchased by the Company in 2005. During the first quarter of 2005, FMI obtained $231,000 in connection with the sale/leaseback of certain production equipment. The related equipment was originally purchased by the Company in 2004.

Assets securing capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $703,000 at December 30, 2006 and $678,000 at December 31, 2005.

The Company's contractual obligations as of December 30, 2006 are as follows:

Payment due by period (in thousands)

Contractual Obligations	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Long-Term Debt Obligations	$5,213	$ 649	$1,237	$1,114	$2,213
Operating Lease Obligations	1,945	572	962	411	—
Total	$7,158	$1,221	$2,199	$1,525	$2,213

Depreciation and amortization expenses exceeded capital expenditures for new projects and production equipment during 2006 by approximately $900,000, and the Company anticipates that depreciation and amortization expenses will exceed capital expenditures in fiscal year 2007 by approximately $300,000. The Company intends to issue up to $2,400,000 of purchase order commitments for capital equipment from various vendors. The Company anticipates that such equipment will be purchased and become operational during fiscal year 2007.

The functional currency for the Company's wholly-owned subsidiary FMI is the Canadian dollar. The change in accumulated other comprehensive income for 2006 and 2005 reflect the changes in the exchange rates between the Canadian dollar and the United States dollar for those respective periods. The functional currency for the Company's Costa Rica operations is the United States dollar.

RELATED PARTY TRANSACTIONS

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) was payable monthly. Mr. Carter pledged 33,000 shares of Common Stock as security for this loan, which was a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and is based on the prime rate, payable in accordance with Mr. Carter's employment agreement. Each year the Company is required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2005, the Company forgave $56,000 of principal and $3,000 of accrued interest and paid a tax gross-up benefit of $4,300. This loan was fully satisfied in 2005.

On March 29, 2006, the Company entered into an agreement with Mr. Carter to purchase 42,105 shares of the Company's common stock owned by Mr. Carter at a purchase price of $9.50 per share (the closing price of the common stock on March 29, 2006) resulting in a total purchase price for the shares of $399,998. As a condition to the Company's obligation to purchase the shares, concurrent with the Company's payment of the purchase price Mr. Carter paid to the Company $400,000 (plus any accrued and unpaid interest) in full satisfaction of Mr. Carter's promissory note in favor of the Company dated July 29, 2002. This transaction was closed on April 24, 2006.

During fiscal years 2006, 2005 and 2004, respectively, the Company's General Counsel, Katten Muchin Rosenman LLP, was paid $402,000, $243,000 and $288,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of Katten Muchin Rosenman LLP but does not share in any fees paid by the Company to the law firm.

During fiscal years 2006, 2005 and 2004, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide other services to the Company. The Company paid an aggregate of $10,000, $5,000 and $8,000 to these companies during 2006, 2005 and 2004, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During each of fiscal years 2006, 2005 and 2004, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2006, 2005 and 2004, respectively, DuPont Electronic Technologies ("DuPont"), a stockholder, was paid $32,000, $54,000 and $84,000 for providing technological and marketing-related personnel and services on a cost-sharing basis to the Company under the Technology Agreement dated February 28, 2002. A director of the Company is an officer of DuPont, but does not share in any of these payments.

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. In addition, the Chair of the Audit Committee receives an annual fee of $2,500 for his services in such capacity. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2006 Stock Option Plan, each non-employee director is granted an option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Such options have a three-year vesting period. Each such grant has an exercise price equal to the fair market value on the date of such grant and will expire on the tenth anniversary of the date of the grant. On June 22, 2006, non-qualified stock options to purchase an aggregate of 17,500 shares were issued to seven directors at an exercise price of $9.52 per share. Also on June 22, 2006, pursuant to the 2006 Non-Employee Directors' Stock Plan, 9,000 shares of restricted stock were granted to six directors at a fair market value of $9.52 per share. One third of such restricted stock vests on the anniversary of the grant date over a three-year period.

On December 13, 2004 Infineon Technologies AG ("Infineon"), at such time the beneficial owner of approximately 15% of the Company's common stock,

sold 475,000 shares of the Company's common stock to four purchasers in a privately-negotiated transaction. Two purchasers in such transaction, K Holdings, LLC and Hampshire Investments, Limited, each of which is affiliated with Ludwig G. Kuttner, who was President and Chief Executive Officer of Hampshire Group, Limited ("Hampshire"), purchased 300,000 shares representing an aggregate of approximately 9.6% of the Company's common stock. Mr. Kuttner was elected to the Company's Board of Directors at its 2006 Annual Meeting of Stockholders. As a result of an ongoing investigation by Hampshire's audit committee of allegations of certain improprieties and possibly unlawful conduct involving Mr. Kuttner and other Hampshire executives, Mr. Kuttner's employment with Hampshire has been terminated. Mr. Kuttner has taken a leave of absence from his position as a director of Merrimac since the date of his election until the resolution of the investigation. During his leave of absence, Mr. Kuttner is not entitled to any compensation from the Company. Infineon also assigned to each purchaser certain registration rights to such shares under the existing registration rights agreements Infineon had with the Company. In connection with the transaction, the Company and Infineon terminated the Stock Purchase and Exclusivity Letter Agreement dated April 7, 2000, as amended, which provided that the Company would design, develop and produce exclusively for Infineon certain Multi-Mix® products that incorporate active RF power transistors for use in certain wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers.

DuPont and the four purchasers above hold registration rights which currently give them the right to register an aggregate of 1,003,413 shares of Common Stock of the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

In November 2004, SFAS No. 151, "Inventory Costs (An amendment of ARB No. 43, Chapter 4)," was issued. SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on its financial position and results of operations.

On November 10, 2005, the FASB issued FASB Staff Position 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards," that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R (the "APIC Pool") to the method otherwise required by paragraph 81 of SFAS 123R. The Company may take up to one year from the effective date of this FSP to evaluate its available alternatives and make its one-time election. The Company will use the regular method to calculate the APIC Pool. The regular method will not have an impact on the Company's results of operations or financial condition for the year ended December 30, 2006, due to the fact that the Company is currently using prior period net operating losses and has not realized any tax benefits under SFAS 123R.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial position and has not yet reached final conclusions.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 ("SAB 108") to provide guidance on Quantifying Financial Statement Misstatements. SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC staff's guidance in SAB 99 on evaluating the materiality of misstatements.

When the effect of initial adoption of SAB 108 is determined to be material, SAB 108 allows registrants to record that effect as a cumulative effect adjustment to beginning-of-year retained earnings. SAB 108 is effective for the first fiscal year ending after November 15, 2006. During 2006 the Company adopted the provisions of SAB 108 and recorded a cumulative credit adjustment of $384,000 to beginning retained earnings related to inventory reserves and year-end audit, tax and annual report costs.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. It will also affect current practices by nullifying Emerging Issues Task Force guidance that prohibited recognition of gains or losses at the inception of derivative transactions whose fair value is estimated by applying a model and by eliminating the use of "blockage" factors by brokers, dealers and investment companies that have been applying AICPA Guides. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 157 will have on its financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in net income. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 159 will have on its financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Interest Rate Risk

Interest on the Company's borrowings under its financing agreements with North Fork Bank and previously CIT fluctuates with the prime rate and LIBOR. A variation of 1% in the prime rate and LIBOR during the year ended December 30, 2006 would have affected the Company's earnings by approximately $24,000.

Foreign Currency Risk

The Company is subject to currency exchange rate risk for the assets, liabilities and cash flows of its subsidiary that operates in Canada. The Company does not utilize financial instruments such as forward exchange contracts or other derivatives to limit its exposure to fluctuations in the value of foreign currencies. There are costs associated with our operations in Canada which require payments in the local currency and payments received from customers for goods sold in Canada are typically in the local currency. We partially manage our foreign currency risk related to those payments by maintaining operating accounts in Canada.

A significant portion of the Company's sales and receivables (including those of its Canadian subsidiary) are denominated in U.S. dollars. A strengthening of the U.S. dollar could make the Company's products less competitive in foreign markets. Alternatively, if the U.S. dollar were to weaken, it would make the Company's products more competitive in foreign markets, but could result in higher costs from its Canadian operations.

The functional currency for the Company's Costa Rica operations is the United States dollar.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of Merrimac Industries, Inc.

We have audited the accompanying consolidated balance sheets of Merrimac Industries, Inc. as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations and comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Industries, Inc. as of December 30, 2006 and December 31, 2005, and the results of its operations and its cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 16 to the consolidated financial statements, the Company recorded a cumulative effect adjustment as of January 1, 2006, in connection with the adoption of SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements". Also, as discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for share-based compensation effective January 1, 2006 in connection with the adoption of Financial Accounting Standards Board Statement No. 123(R), "Shared-Based Payments".

Grant Thornton LLP

Edison, New Jersey
April 13, 2007

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

	2006	2005	2004
OPERATIONS			
Net sales	$ 27,421,215	$ 29,719,158	$ 30,949,487
Costs and expenses:			
Cost of sales	17,286,825	17,504,718	18,039,575
Selling, general and administrative	9,864,576	9,540,101	9,819,800
Research and development	2,021,436	1,932,199	1,722,741
Restructuring charge	286,000	—	—
	29,458,837	28,977,018	29,582,516
Operating income (loss)	(2,037,622)	742,140	1,366,971
Interest and other expense, net	(256,839)	(218,027)	(264,482)
Loss on disposition of assets	—	(42,829)	—
Income (loss) before income taxes	(2,294,461)	481,284	1,102,489
Benefit for income taxes	(69,000)	(280,000)	(96,000)
Net income (loss)	$ (2,225,461)	$ 761,284	$ 1,198,489
Net income (loss) per common share - basic	$ (.71)	$ .24	$ .38
Net income (loss) per common share - diluted	$ (.71)	$ .24	$ .38
Weighted average number of shares outstanding - basic	3,142,154	3,142,425	3,127,070
Weighted average number of shares outstanding - diluted	3,142,154	3,176,521	3,153,854
COMPREHENSIVE INCOME (LOSS)			
Net income (loss)	$ (2,225,461)	$ 761,284	$ 1,198,489
Comprehensive income:			
Foreign currency translation adjustment	21,622	208,534	435,724
Comprehensive income (loss)	$ (2,203,839)	$ 969,818	$ 1,634,213

See accompanying notes.

CONSOLIDATED BALANCE SHEETS

December 30, 2006 and December 31, 2005

	2006	2005
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,961,537	$ 4,081,330
Accounts receivable, net of allowance of $50,000 in 2006 and 2005	5,851,617	5,309,786
Income tax refunds receivable	99,000	418,420
Inventories, net (note 16)	3,917,473	3,709,567
Other current assets	881,699	692,832
Deferred tax assets	10,000	140,000
Total current assets	16,721,326	14,351,935
Property, plant and equipment	40,084,105	38,708,486
Less accumulated depreciation and amortization	27,098,740	24,735,905
Property, plant and equipment, net	12,985,365	13,972,581
Restricted cash	—	1,500,000
Other assets	491,596	614,553
Deferred tax assets	552,000	482,000
Goodwill	3,503,219	3,501,193
Total Assets	$ 34,253,506	$ 34,422,262
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 648,524	$ 907,895
Accounts payable	994,221	1,161,199
Accrued liabilities (note 16)	1,420,322	1,545,407
Customer deposits	203,783	863,582
Deferred income taxes	100,000	20,000
Total current liabilities	3,366,850	4,498,083
Long-term debt, net of current portion	4,564,040	2,071,299
Deferred compensation	—	19,692
Deferred liabilities	37,839	2,720
Deferred tax liabilities	—	140,000
Total liabilities	7,968,729	6,731,794
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $.01 per share:		
Authorized: 1,000,000 shares		
No shares issued		
Common stock, par value $.01 per share:		
20,000,000 shares authorized; 3,265,638 and 3,228,715 shares issued; and 3,141,433 and 3,146,615 shares outstanding, respectively	32,656	32,287
Additional paid-in capital	19,237,130	18,823,353
Retained earnings	6,599,817	8,441,278
Accumulated other comprehensive income	1,389,038	1,367,416
	27,258,641	28,664,334
Treasury stock, at cost - 124,205 shares at December 30, 2006 and 82,100 shares at December 31, 2005	(973,864)	(573,866)
Loan to officer-stockholder	—	(400,000)
Total stockholders' equity	26,284,777	27,690,468
Total Liabilities and Stockholders' Equity	$ 34,253,506	$ 34,422,262

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital (A)	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock Shares	Treasury Stock Amount	Loan to Officer-Stockholder	Total
Balance, January 3, 2004	3,202,991	$ 32,030	$ 18,686,914	$ 6,481,505	$ 723,158	82,100	$ (573,866)	$ (512,000)	$ 24,837,741
Net income				1,198,489					1,198,489
Exercise of stock options	9,100	91	53,859						53,950
Stock Purchase Plan sales	2,979	30	15,937						15,967
Forgiveness of loan to officer-stockholder								56,000	56,000
Foreign currency translation					435,724				435,724
Balance, January 1, 2005	3,215,070	32,151	18,756,710	7,679,994	1,158,882	82,100	(573,866)	(456,000)	26,597,871
Net income				761,284					761,284
Exercise of stock options	5,300	53	21,997						22,050
Stock Purchase Plan sales	8,345	83	44,646						44,729
Forgiveness of loan to officer-stockholder								56,000	56,000
Foreign currency translation					208,534				208,534
Balance, December 31, 2005	3,228,715	32,287	18,823,353	8,441,278	1,367,416	82,100	(573,866)	(400,000)	27,690,468
Cumulative effect at January 1, 2006, of change in method of quantifying errors (note 16)				**384,000**					**384,000**
Net loss				**(2,225,461)**					**(2,225,461)**
Share-based compensation			**188,914**						**188,914**
Exercise of stock options	**4,200**	**42**	**28,758**						**28,800**
Stock Purchase Plan sales	**32,723**	**327**	**196,105**						**196,432**
Repayment of loan to officer-stockholder						**42,105**	**(399,998)**	**400,000**	**2**
Foreign currency translation					**21,622**				**21,622**
Balance, December 30, 2006	**3,265,638**	**$ 32,656**	**$ 19,237,130**	**$ 6,599,817**	**$1,389,038**	**124,205**	**$ (973,864)**	**$ —**	**$ 26,284,777**

(A) Tax benefits associated with the exercise of employee stock options are recorded to additional paid-in capital when such benefits are realized.

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ (2,225,461)	$ 761,284	$ 1,198,489
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:			
Depreciation and amortization	2,591,920	3,155,024	3,209,631
Amortization of deferred financing costs	210,632	49,920	49,922
Share-based compensation	188,914	—	—
Loss (gain) on disposition of assets	—	42,829	—
Deferred and other compensation	3,515	64,754	69,305
Deferred income taxes (benefit)	—	5,000	(218,000)
Changes in operating assets and liabilities:			
Accounts receivable	(514,648)	1,202,330	(117,940)
Income tax refunds receivable	324,112	(312,074)	44,209
Inventories	(145,544)	(774,498)	267,991
Other current assets	(188,220)	(110,494)	(96,028)
Deferred tax assets	—	13,000	(28,000)
Other assets	(65,963)	82,241	57,851
Accounts payable	(110,982)	(234,768)	276,182
Accrued liabilities	184,013	(392,360)	202,561
Customer deposits	(659,799)	630,176	(155,805)
Income taxes payable	—	(82,849)	84,819
Deferred compensation	(23,207)	(39,747)	(43,428)
Deferred liabilities	35,119	(31,254)	(14,040)
Net cash (used in) provided by operating activities	(395,599)	4,028,514	4,787,719
Cash flows from investing activities:			
Purchases of capital assets	(1,675,961)	(1,774,233)	(1,714,951)
Proceeds from disposition of capital assets	—	300,000	—
Net cash used in investing activities	(1,675,961)	(1,474,233)	(1,714,951)
Cash flows from financing activities:			
Borrowings under mortgage loan	3,000,000	—	—
Borrowings under term loan	2,000,000	—	—
Borrowings under revolving credit facility	—	161,017	—
Borrowings from revolving lease line	159,988	230,753	—
Restricted cash returned	1,500,000	—	—
Repayment of borrowings	(2,932,835)	(1,117,745)	(1,502,231)
Proceeds from the exercise of stock options	28,800	22,050	53,950
Proceeds from Stock Purchase Plan sales	196,432	44,729	15,967
Net cash provided by (used in) financing activities	3,952,385	(659,196)	(1,432,314)
Effect of exchange rate changes	(618)	19,764	73,394
Net increase (decrease) in cash and cash equivalents	1,880,207	1,914,849	1,713,848
Cash and cash equivalents at beginning of year	4,081,330	2,166,481	452,633
Cash and cash equivalents at end of year	$ 5,961,537	$ 4,081,330	$ 2,166,481
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Income taxes	$ —	$ 210,000	$ 37,500
Loan interest	$ 305,000	$ 288,000	$ 279,000
Non-cash activities:			
Unpaid purchases of capital assets	$ —	$ 77,000	$ —
Repurchase of common stock for treasury	$ (399,998)	$ —	$ —
Loan to officer-stockholder repaid	$ 400,000	$ —	$ —

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

1. Nature of business and summary of significant accounting policies

Nature of business: Merrimac Industries, Inc. (the "Company") is involved in the design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics, and microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications.

The Company's operations are conducted primarily through two business segments:

(1) electronic components and subsystems and
(2) microwave micro-circuitry.

Principles of consolidation: The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts have been eliminated in consolidation.

Cash and cash equivalents: The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions. The Company has not experienced any losses in such accounts.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Contract revenues: The Company recognizes revenue in accordance with the provisions of Staff Accounting Bulletin No. 104. Contract revenue and related costs on fixed-price and cost-reimbursement contracts that require customization of products to customer specifications are recorded when title transfers to the customer, which is generally on the date of shipment. Prior to shipment, manufacturing costs incurred on such contracts are recorded as work-in-process inventory. Anticipated losses on contracts are charged to operations when identified. Revenue related to non-recurring engineering charges is generally recognized upon shipment of the related initial units produced or based upon contractually established stages of completion.

The cost rates utilized for cost-reimbursement contracts are subject to review by third parties and can be revised, which can result in additions to or reductions from revenue. Revisions which result in reductions to revenue are recognized in the period that the rates are reviewed and finalized; additions to revenue are recognized in the period that the rates are reviewed, finalized, accepted by the customer, and collectability from the customer is assured. The Company submits financial information regarding the cost rates on cost-reimbursement contracts for each fiscal year in which the Company performed work on cost-reimbursement contracts. The Company does not record any estimates on a regular basis for potential revenue adjustments, as there currently is no reasonable basis on which to estimate such adjustments given the Company's very limited experience with these contracts. During 2004, the Company recognized a revenue reduction of $12,000 related to a cost-reimbursement contract. The Company recognized revenue of $715,000 and $106,000 related to cost-reimbursement contracts in 2006 and 2005, respectively.

Warranties: The Company's products sold under contracts have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology specific issues. The Company accrues estimated warranty costs at the time of sale and any additional amounts are recorded when such costs are probable and can be reasonably estimated. Warranty expense was approximately $345,000, $320,000 and $167,000 for 2006, 2005 and 2004, respectively. The warranty reserve at December 30, 2006 and December 31, 2005 was $256,000 and $168,000, respectively.

Accounts receivable: The Company's accounts receivable are primarily from companies in the defense, satellite and telecommunications industries, with 30 day payment terms. Credit is extended based on an evaluation of a customer's financial condition. Accounts receivable are stated in the financial statements net of an allowance for doubtful accounts. Accounts outstanding longer than the payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligations to the Company, and the condition of the general economy and the industry as a whole. The Company writes-off accounts receivable when they become uncollectible.

Fair value of financial instruments: The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximated fair value as of December 30, 2006 and December 31, 2005 because of the relative short maturity of these instruments.

Inventories: Inventories are stated at the lower of cost or market, using the average cost method. Cost includes materials, labor, and manufacturing overhead related to the purchase and production of inventories.

Provision is made for potential losses on slow moving and obsolete inventories when identified.

Foreign currency translation: The functional currency of the Company's Canadian subsidiary, Filtran Microcircuits Inc. ("FMI") is the Canadian dollar. FMI's assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date and their operations are translated using average exchange rates prevailing during the year. The resulting translation adjustments are reported as a component of accumulated other comprehensive income. Realized foreign exchange transaction gains and losses, which are not material, are included in the consolidated statements of operations.

Comprehensive income: Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income at December 30, 2006 and December 31, 2005 was attributable solely to the effects of foreign currency translation.

Property, plant and equipment: Property, plant and equipment are recorded at cost. Depreciation and amortization is computed for financial purposes on the straight-line method, while accelerated methods are used, where applicable, for tax purposes. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. The costs and accumulated depreciation applicable to assets retired or otherwise disposed of are removed from the asset accounts and any gain or loss is included in the consolidated statements of operations. The following estimated useful lives are used for financial income statement purposes:

Land improvements	10 years
Building	25 years
Machinery and equipment	3 - 10 years
Office equipment, furniture and fixtures	5 - 10 years

Assets under construction are not depreciated until the assets are placed into service. Fully depreciated assets included in property, plant and equipment at December 30, 2006 and December 31, 2005 amounted to $16,376,000 and $15,219,000, respectively.

The Company leases various property, plant and equipment. Leased property is accounted for under Financial Accounting Standard No. 13 "Accounting for Leases" ("SFAS 13"). Accordingly, leased property that meets certain criteria are capitalized and the present value of the related

1. Nature of business and summary of significant accounting policies (continued)

lease payments are recorded as a liability. All other leases are accounted for as operating leases and the related payments are expensed ratably over the rental period. Amortization of assets under capital leases is computed utilizing the straight-line method over the shorter of the remaining lease term or the estimated useful life. Company leases that include escalating lease payments are straight-lined over the non-cancelable base lease period in accordance with SFAS 13.

Long-lived assets: The Company accounts for long-lived assets under SFAS 144, "Accounting for the impairment or disposal of long-lived assets". Management assesses the recoverability of its long-lived assets, which consist primarily of fixed assets and intangible assets with finite useful lives, whenever events or changes in circumstance indicate that the carrying value may not be recoverable. The following factors, if present, may trigger an impairment review: (i) significant underperformance relative to expected historical or projected future operating results; (ii) significant negative industry or economic trends; (iii) significant decline in the Company's stock price for a sustained period; and (iv) a change in the Company's market capitalization relative to net book value. If the recoverability of these assets is unlikely because of the existence of one or more of the above-mentioned factors, an impairment analysis is performed using a projected discounted cash flow method. Management must make assumptions regarding estimated future cash flows and other factors to determine the fair value of these respective assets. If these estimates or related assumptions change in the future, the Company may be required to record an impairment charge. Impairment charges would be included with costs and expenses in the Company's statements of operations, and would result in reduced carrying amounts of the related assets on the Company's balance sheets.

Goodwill: Goodwill primarily includes the excess purchase price paid over the fair value of net assets acquired. Effective December 30, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS"), No. 142, "Goodwill and Other Intangible Assets". Under SFAS 142, the Company ceased amortization of goodwill and tests its goodwill on an annual basis using a two-step fair value based test.

The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, the second step of the goodwill impairment test must be performed to measure the amount of the impairment loss, if any. If impairment is determined, the Company will recognize additional charges to operating expenses in the period in which they are identified, which would result in a reduction of operating income and a reduction in the amount of goodwill.

As shown in footnote 9 of the consolidated financial statements, the sales and operating income of the Company's microwave micro-circuitry segment, conducted through its Filtran Microcircuits, Inc. subsidiary, declined during 2006. The segment's backlog decreased approximately $1,500,000 since the end of fiscal year 2004 and $200,000 since the end of fiscal year 2005. The principal reason for the reduction in sales was due to declines in the segment's defense orders that had been expected to renew in 2006. Operating income declined due to the decreased sales, a higher cost structure and reductions in production yields during 2006.

In response to the decline in FMI's results, the Company instituted management changes at Filtran during the fourth quarter of 2006. The Company has begun manufacturing certain Filtran products and is currently evaluating plans to move the manufacturing of other Filtran products to its Costa Rica facility to utilize the benefits of the more efficient production equipment and the lower direct labor costs at that facility. If the performance of FMI does not improve after making the changes listed above, the Company may be required to take to record an impairment charge to its goodwill.

Advertising: The Company expenses the cost of advertising and promotion as incurred. Advertising costs charged to operations were $75,000 in 2006, $110,000 in 2005 and $123,000 in 2004.

Income taxes: The Company uses the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Tax benefits associated with the exercise of stock options are recorded to additional paid-in capital in the year the tax benefits are realized.

Savings and Investment Plan: The Company's Savings and Investment Plan is a 401(k) plan (the "Plan") that provides eligible employees with the option to defer and invest up to 25% of their compensation, with 50% of the first 6% of such savings matched by the Company. In May 2003, the Company suspended its matching contributions to the Plan, and, accordingly, the Company made no contributions to the Plan in 2006, 2005 and 2004. The Board of Directors may also authorize a discretionary amount to be contributed to the Plan and allocated to eligible employees annually. A discretionary contribution amount of $75,000 was authorized for 2004. No discretionary contribution amounts were authorized for 2006 and 2005.

Share-based compensation: On January 1, 2006, the start of the first quarter of fiscal 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R") which requires that the costs resulting from all share-based payment transactions be recognized in the financial statements at their fair values. The Company adopted SFAS 123R using the modified prospective application method under which the provisions of SFAS 123R apply to new awards and to awards modified, repurchased, or cancelled after the adoption date. Additionally, compensation cost for the portion of the awards for which the requisite service has not been rendered that are outstanding as of the adoption date is recognized in the Consolidated Statement of Operations over the remaining service period after the adoption date based on the award's original estimate of fair value. Results for prior periods have not been restated.

As a result of the adoption of SFAS No. 123R, the Company's financial results were lower than under our previous accounting method for share-based compensation expense by the following amounts:

	2006
Operating income (loss)	$ 189,000
Income (loss) before income taxes	$ 189,000
Net income (loss)	$ 189,000
Basic and diluted net income (loss) per share	$ .06

Because of the Company's net operating loss carryforwards, no tax benefits resulting from the exercise of stock options have been recorded, thus there was no effect on cash flows from operating or financing activities.

For the fiscal year ended December 30, 2006, share-based compensation expense related to the 2001 Employee Stock Purchase Plan and the various stock option plans was allocated as follows:

	2006
Cost of sales	$ 31,000
Selling, general and administrative	$ 158,000
Total share-based compensation	$ 189,000

Prior to adopting SFAS No. 123R on January 1, 2006, the Company's share-based compensation expense was accounted for under the recognition and measurement principles of APB Opinion No. 25 "Accounting for Stock-Based Compensation" and related interpretations. For 2005 and 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 30, 2006, December 31, 2005 and January 1, 2005

1. Nature of business and summary of significant accounting policies (continued)

no share-based compensation expense is reflected in net income, as all options granted under the Company's stock option plans had an exercise price equal to the underlying common stock price on the date of the grant. The following table illustrates the effect on net income (loss) and net income (loss) per common share as if the Company had applied the fair value recognition provisions for share-based employee compensation of SFAS 123R:

	2005	2004
Net income (loss) - as reported	$ 761,284	$ 1,198,489
Plus: Stock-based compensation expense included in reported net income (loss), net of tax	—	—
Less: Stock-based compensation expense determined using the fair value method, net of tax	(147,000)	(167,000)
Net income (loss) - pro forma	$ 614,284	$ 1,031,489
Basic earnings (loss) per share:		
As reported	$ .24	$ .38
Pro forma	$ .20	$ .33
Diluted earnings (loss) per share:		
As reported	$ .24	$ .38
Pro forma	$ .19	$ .33

The fair value of each of the options and purchase plan subscription rights granted in 2006, 2005, and 2004 was estimated on the date of grant using the Black-Scholes option valuation model.

The following weighted average assumptions were utilized:

	2006	2005	2004
Expected option life (years)	2.9	2.4	2.5
Expected volatility	29.25 %	38.00 %	45.00 %
Risk-free interest rate	5.12 %	4.00 %	2.00 %
Expected dividend yield	0.00 %	0.00 %	0.00 %

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and subscription rights have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options and subscription rights.

Research and development: Research and development expenses include materials, salaries and related expenses of certain engineering personnel, and outside services associated with product development. Research and development expenditures of approximately $2,021,000 in 2006, $1,932,000 in 2005 and $1,723,000 in 2004 were expensed as incurred.

Deferred financing costs: During 2006, the Company capitalized $230,000 of deferred financing costs related to its new financing agreement with North Fork Bank and is amortizing such amount over the life of the related debt (eight years). In 2006 the Company charged off approximately $167,000 of unamortized deferred debt costs to interest expense related to its prior financing agreement.

Net income (loss) per share: Basic net income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The dilutive effect of the outstanding options would be reflected in diluted net income (loss) per share by application of the treasury stock method.

Accounting period: The Company's fiscal year is the 52-53 week period ending on the Saturday closest to December 31. The Company has quarterly dates that correspond with the Saturday closest to the last day of each calendar quarter and each quarter consists of 13 weeks in a 52-week year. Periodically, the additional week to make a 53-week year (fiscal year 2003 was the latest and fiscal year 2008 will be the next) is added to the fourth quarter, making such quarter consist of 14 weeks.

Recent Accounting Pronouncements: In November 2004, SFAS No. 151, "Inventory Costs (An amendment of ARB No. 43, Chapter 4)," was issued. SFAS No. 151 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overhead to inventory be based on normal capacity of the production facilities. The Company adopted SFAS No. 151 on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on its financial position and results of operations.

On November 10, 2005, the FASB issued FASB Staff Position 123(R)-3 ("FSP 123R-3"), "Transition Election Related to Accounting for the Tax Effects of Share-based Payment Awards," that provides an elective alternative transition method of calculating the pool of excess tax benefits available to absorb tax deficiencies recognized subsequent to the adoption of SFAS 123R (the "APIC Pool") to the method otherwise required by paragraph 81 of SFAS 123R. The Company may take up to one year from the effective date of this FSP to evaluate its available alternatives and make its one-time election. The Company will use the regular method to calculate the APIC Pool. The regular method will not have an impact on the Company's results of operations or financial condition for the year ended December 30, 2006, due to the fact that the Company is currently using prior period net operating losses and has not realized any tax benefits under SFAS 123R.

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109 "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the effect that the adoption of FIN 48 will have on its consolidated results of operations and financial position and has not yet reached final conclusions.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 108 ("SAB 108") to provide guidance on Quantifying Financial Statement Misstatements. SAB 108 addresses how the effects of prior-year uncorrected misstatements should be considered when quantifying misstatements in current-year financial statements. SAB 108 requires registrants to quantify misstatements using both the balance sheet and income statement approaches and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB 108 does not change the SEC staff's guidance in SAB 99 on evaluating the materiality of misstatements.

1. Nature of business and summary of significant accounting policies (continued)

When the effect of initial adoption of SAB 108 is determined to be material, SAB 108 allows registrants to record that effect as a cumulative effect adjustment to beginning-of-year retained earnings. SAB 108 is effective for the first fiscal year ending after November 15, 2006. During 2006 the Company adopted the provisions of SAB 108 and recorded a cumulative credit adjustment of $384,000 to beginning retained earnings related to inventory reserves and year-end audit, tax and annual report costs (see note 16).

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 "Fair Value Measurements". SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair-value measurements. SFAS No. 157 applies only to fair-value measurements that are already required or permitted by other accounting standards and is expected to increase the consistency of those measurements. It will also affect current practices by nullifying Emerging Issues Task Force guidance that prohibited recognition of gains or losses at the inception of derivative transactions whose fair value is estimated by applying a model and by eliminating the use of "blockage" factors by brokers, dealers and investment companies that have been applying AICPA Guides. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact that SFAS No. 157 will have on its financial position and results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS No. 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in net income. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 159 will have on its financial position and results of operations.

2. Inventories

Inventories consist of the following:

	December 30, 2006	December 31, 2005
Finished goods	$ 345,519	$ 365,346
Work in process	1,634,475	1,675,747
Raw materials and purchased parts	1,937,479	1,668,474
	$ 3,917,473	$ 3,709,567

Total inventories are net of valuation allowances for obsolescence and cost overruns of $1,174,000 at December 30, 2006 and $1,084,000 at December 31, 2005, of which $85,000 and $50,000, respectively, represented cost overruns. The Company disposed of $38,000 and $37,000 of obsolete inventories in 2006 and 2005, respectively.

3. Property, plant and equipment

Property, plant and equipment, which is carried at cost, consists of the following:

	December 30, 2006	December 31, 2005
Land and land improvements	$ 671,486	$ 671,474
Building and leasehold improvements	6,720,643	6,622,162
Machinery and equipment	24,663,510	23,614,299
Office equipment, furniture and fixtures	8,028,466	7,800,551
	$ 40,084,105	$ 38,708,486

Depreciation and amortization expense was approximately $2,592,000, $3,155,000 and $3,210,000 for 2006, 2005 and 2004, respectively.

4. Goodwill

The changes in the carrying amount of goodwill for the fiscal years ended December 30, 2006 and December 31, 2005 are as follows:

	2006	2005
Original balance	$ 3,179,341	$ 3,179,341
Accumulated amortization through 2001	(434,603)	(434,603)
Accumulated foreign currency adjustment through prior year	756,455	633,175
Foreign currency adjustment, current year	2,026	123,280
Balance, end of year	$ 3,503,219	$ 3,501,193

5. Current and long-term debt

The Company was obligated under the following debt instruments at December 30, 2006 and December 31, 2005:

	2006	2005
North Fork Bank(A):		
Revolving line of credit, 2.00% above LIBOR or 0.50% below prime	$ —	$ —
Term loan, due October 1, 2011, 2.25% above LIBOR or 0.50% below prime	1,900,000	—
Mortgage loan, due October 1, 2016, 2.25% above LIBOR or 0.50% below prime	2,962,500	—
The CIT Group/Business Credit, Inc.(B):		
Revolving line of credit, interest 0.50% above prime	$ —	$ —
Term loan A, due October 8, 2008, variable interest above LIBOR or prime	—	725,000
Term loan B, due October 8, 2010, variable interest above LIBOR or prime	—	1,866,074
The Bank of Nova Scotia(C):		
Capital leases, interest 7.30%, due April 2006	—	74,025
Capital leases, interest 5.85%, due May 2006	—	36,725
Capital leases, interest 7.90%, due June 2006	—	67,469
Capital leases, interest 7.35%, due March 2007	15,389	—
Capital leases, interest 7.50%, due May 2007	20,590	—
Capital leases, interest 5.80%, due January 2010	173,170	209,901
Capital leases, interest 6.60%, due March 2011	140,915	—
	5,212,564	2,979,194
Less current portion	648,524	907,895
Long-term portion	$ 4,564,040	$ 2,071,299

5. Current and long-term debt (continued)

(A) On October 18, 2006, the Company entered into a new financing agreement with North Fork Bank which consists of a two-year $5,000,000 revolving line of credit, a five-year $2,000,000 machinery and equipment term loan due October 1, 2011 ("Term Loan") and a ten-year $3,000,000 real estate term loan due October 1, 2016 ("Mortgage Loan"). This financing agreement replaced the prior financing agreement with CIT. Completion of the new financing agreement resulted in additional cash loan proceeds of approximately $2,900,000 plus the release of previously restricted cash of $1,500,000. The revolving line of credit is subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable plus up to 50% of eligible raw materials inventory plus up to 25% of eligible electronic components, with an inventory advance sublimit not to exceed $1,500,000, as defined in the financing agreement). The revolving line of credit expires October 18, 2008. At December 30, 2006, the Company had available borrowing capacity under its revolving line of credit of $3,300,000. The revolving line of credit bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.00%. The principal amount of the Term Loan is payable in 59 equal monthly installments of $33,333 and one final payment of the remaining principal balance. The Term Loan bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.25%. The principal amount of the Mortgage Loan is payable in 119 equal monthly installments of $12,500 and one final payment of the remaining principal balance. The Mortgage Loan bears interest at the prime rate less 0.50% (currently 7.75%) or LIBOR plus 2.25%. At December 30, 2006, the Company, under the terms of its agreement with North Fork Bank, elected to convert $1,875,000 of the Term Loan and $2,950,000 of the Mortgage Loan from their prime rate base to LIBOR-based interest rate loans for one month at an interest rate of 7.60%, which expire January 16, 2007. The revolving line of credit, the Term Loan and the Mortgage Loan are secured by substantially all assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada. The provisions of the financing agreement require the Company to maintain certain financial covenants. The Company was in compliance with these covenants at December 30, 2006. In connection with the new financing agreement with North Fork Bank, the Company took a charge to interest expense of approximately $167,000 in the fourth quarter of 2006 related to the write-off of the unamortized loan costs related to the prior financing agreement.

(B) The financing agreement with CIT consisted of a $5,000,000 revolving line of credit, that was temporarily reduced by $250,000 until certain conditions were met; a $1,500,000 machinery and equipment term loan ("Term Loan A") and a $2,750,000 real estate term loan ("Term Loan B"). In connection with this financing agreement, the Company was required to place, over the life of the loan, $1,500,000 restricted cash collateral with CIT. As further discussed above, the financing agreement was terminated on October 18, 2006, the loans were repaid and the restricted cash was returned by CIT to the Company. The revolving line of credit, which expired October 18, 2006, was subject to an availability limit under a borrowing base calculation (85% of eligible accounts receivable as defined in the financing agreement plus 100% of the $1,500,000 restricted cash). The revolving line of credit bore interest at the prime rate plus 0.50% (currently 8.75%). The principal amount of Term Loan A was payable in 60 equal monthly installments of $25,000 and bore interest at the prime rate plus 1% (currently 9.25%). The principal amount of Term Loan B was payable in 84 equal monthly installments of $32,738 and bore interest at the prime rate plus 1% (currently 9.25%). The revolving line of credit and the term loans were secured by substantially all of the Company's assets located within the United States and the pledge of 65% of the stock of the Company's subsidiaries located in Costa Rica and Canada.

(C) FMI has a revolving credit agreement in place with The Bank of Nova Scotia for up to $500,000 (Canadian) at the prime rate plus 3/4%. No borrowings were outstanding under this agreement at December 30, 2006.

FMI has a $1,800,000 (Canadian) (approximately $1,600,000 US) revolving lease line with the Bank of Nova Scotia, whereby the Company can obtain funding for previous production equipment purchases via a sale/leaseback transaction. As of December 30, 2006, $350,000 had been utilized under this facility. Such leases are payable in monthly installments for up to five years and are secured by the related production equipment. Interest rates (typically prime rate plus one percent) are set at the closing of each respective sale/leaseback transaction. During the first quarter of 2006, FMI obtained $160,000 in connection with the sale/leaseback of certain production equipment. The related equipment was originally purchased by the Company in 2005. During the first quarter of 2005, FMI obtained $231,000 in connection with the sale/leaseback of certain production equipment. The related equipment was originally purchased by the Company in 2004.

Assets securing capital leases included in property, plant and equipment, net, have a depreciated cost of approximately $703,000 at December 30, 2006 and $678,000 at December 31, 2005.

At December 30, 2006 and December 31, 2005, the fair value of the Company's debt approximates carrying value. The fair value of the Company's long-term debt is estimated based on current interest rates.

The payments now required under the long-term obligations listed above during the years following December 30, 2006 are set forth below:

2007	$ 648,524
2008	616,469
2009	620,641
2010	627,599
2011	486,831
Thereafter	2,212,500
	$ 5,212,564

6. Accrued liabilities

Accrued liabilities consist of the following:

	2006	2005
Commissions	$ 239,633	$ 236,580
Vacation	307,059	327,158
Employee compensation	246,691	220,051
Warranty reserve	255,780	168,012
Deferred compensation	15,782	34,818
Professional fees	149,211	457,221
Restructuring	140,391	—
Other	65,775	101,567
	$ 1,420,322	$ 1,545,407

7. Stock option and stock purchase plans

New Share-Based Compensation Plans:

On June 22, 2006, the Company's stockholders approved three new share-based compensation programs as follows: (i) 2006 Stock Option Plan; (ii) 2006 Key Employee Incentive Plan; and (iii) 2006 Non-Employee Directors' Stock Plan.

The 2006 Stock Option Plan authorizes the grant of an aggregate of 500,000 shares of Common Stock to employees, directors and consultants of the Company. Under the 2006 Stock Option Plan, the Company may grant to eligible individuals incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986 ("Code"), and/or non-qualified stock options. The purposes of the 2006 Stock Option Plan are to attract, retain and motivate employees, compensate consultants, and to enable employees, consultants and directors, including non-employee directors, to participate in the long-term growth of the Company by providing for or increasing the proprietary interests of such persons in the Company, thereby assisting the Company to achieve its long-range goals. The 2006 Stock Option Plan replaced the 2001 Stock Option Plan, and the remaining unissued options of 19,700 under the 2001 Stock Option Plan are no longer available for grant.

The 2006 Stock Option Plan may be terminated, amended, altered, or discontinued at any time by the Board, but no amendment may impair the rights of a participant without the participant's consent, subject to the terms of the 2006 Stock Option Plan. In addition, the 2006 Stock Option Plan may not be amended without the approval of the Company's stockholders to the

7. Stock option and stock purchase plans (continued)

extent such approval is required by law or the listing requirements of any exchange on which the Company's equity securities are publicly traded. Options may not be granted under the 2006 Stock Option Plan after March 28, 2016, or earlier as the Compensation Committee may determine.

At December 30, 2006 there were 85,500 options outstanding under the 2006 Stock Option Plan of which none were exercisable. These options were granted on June 22, 2006 and October 2, 2006 at an average exercise price of $9.54. Options are granted at the closing price of the Company's shares on the American Stock Exchange on the date immediately prior to grant, pursuant to the 2006 Stock Option Plan. Options available for grant under the 2006 Stock Option Plan were 414,500 at December 30, 2006.

The 2006 Key Employee Incentive Plan replaces the 2001 Key Employee Incentive Plan, which terminated on April 20, 2006. The purpose of the 2006 Key Employee Incentive Plan is to give the Company a competitive advantage in retaining and motivating key officers and employees and to provide the Company and its subsidiaries with a stock plan providing incentives linked to increases in stockholder value.

The 2006 Key Employee Incentive Plan is substantially similar to the 2001 Key Employee Incentive Plan. The changes primarily relate to updating for changes in applicable tax law and to raise the target market capitalization levels to be achieved by the Company in order for the 2006 Key Employee Incentive Plan participants to receive the benefits of the 2006 Key Employee Incentive Plan.

The number of Restricted Shares issued under the 2006 Key Employee Incentive Plan will depend on whether the Company achieves certain target market capitalizations during the five-year period beginning on March 29, 2006 (the "Effective Date"). If the Company attains or achieves an average market capitalization equal to or greater than $58,000,000 during any six-month period during the five-year period beginning on the Effective Date (the "$58,000,000 Market Capitalization"), then each participant who shall still be in the employ of the Company on the last day of such six-month period will be issued the number of Restricted Shares determined by multiplying (a) his or her Award Percentage, (b) 5% and (c) the average market capitalization during such six-month period and dividing the product by the average fair market value of the common Stock during such six-month period.

If the Company attains or achieves an average market capitalization equal to or greater than $93,000,000 over the course of any six-month period during the five-year period beginning on the Effective Date (the "$93,000,000 Market Capitalization"), then each participant who shall still be in the employ of the Company on the last day of such six-month period will be awarded the number of Restricted Shares determined by multiplying (a) his or her Award Percentage, (b) 5% and (c) the average market capitalization during such six-month period and dividing the product by the average fair market value of the Common Stock during such six-month period. Such six-month periods may be, in whole or in part, coterminous with, the six-month period in which the $58,000,000 Market Capitalization is achieved. In no event can Restricted Shares be issued upon attainment of either the $58,000,000 Market Capitalization or the $93,000,000 Market Capitalization more than once during the five-year term of the 2006 Key Employee Incentive Plan.

For purposes of the 2006 Key Employee Incentive Plan, market capitalization is defined as the number of outstanding shares of Common Stock (excluding any shares of Common Stock issued subsequent to the Effective Date, other than shares of Common Stock issued upon the exercise of stock options granted to employees, directors or consultants or through the purchase of shares of Common Stock under any stock purchase plan) on a fully diluted basis, multiplied by the fair market value per share of the Common Stock.

In the event of a Change in Control prior to the achievement of the $58,000,000 Market Capitalization, the $58,000,000 Market Capitalization will be deemed to be achieved if the number of outstanding shares of Common Stock (calculated on a fully diluted basis) on the date of the Change in Control multiplied by the fair market value determined as of the date of the Change of Control is equal to or greater than $58,000,000, and in the event it is achieved, each participant will be granted the number of Restricted Shares determined by multiplying (i) such participant's Award Percentage, (ii) 5% and (iii) the Change in Control Market Capitalization and dividing the product by the Change in Control Price. Similarly, the $93,000,000 Market Capitalization will be deemed to be achieved if such number of shares on the date of the Change of Control multiplied by the fair market value as of the date of the Change of Control is equal to or greater than $93,000,000, and in the event it is achieved, each participant will be granted the number of Restricted Shares determined by multiplying (i) such participant's Award Percentage, (ii) (A) if the $58,000,000 Market Capitalization shall have previously been achieved, 5% or (B) if the $58,000,000 Market Capitalization shall not have previously been achieved, 10% and (iii) the Change in Control Market Capitalization and dividing the product by the Change in Control Price.

The maximum value of an award of Restricted Shares which may be issued to any participant upon achievement (or deemed achievement) of the $58,000,000 Market Capitalization is $1,500,000 (based on the fair market value on the date of issuance of such shares). The maximum value of an award of Restricted Shares which may be issued to any participant upon achievement (or deemed achievement) of the $93,000,000 Market Capitalization is $3,500,000 (based on the fair market value of the Common Stock on the date of issuance of the Restricted Shares). In the event a Change in Control shall occur which results in a change of control market capitalization equal to or greater than $93,000,000 prior to achievement of the $58,000,000 Market Capitalization, the maximum award would be $5,000,000. The 2006 Key Employee Incentive Plan will terminate at the end of ten years after its Effective Date; provided that the Restricted Shares outstanding as of such date will not be affected or impaired by the termination of the 2006 Key Employee Incentive Plan.

The 2006 Non-Employee Directors' Stock Plan is a new plan that authorizes the grant of an aggregate of 100,000 shares of Common Stock to the non-employee directors of the Company. The plan authorizes each non-employee director to receive 1,500 shares of restricted stock in 2006, or 1,500 shares or such other amount as the Board of Directors may, from time to time, decide for each year in the future following the Company's Annual Meeting of Stockholders.

The purpose of the 2006 Non-Employee Directors' Stock Plan is to attract, retain and motivate the most capable non-employee directors, to align the interests of the Company's non-employee directors and stockholders, to compensate the non-employee directors in line with the Company's competitors, and to generally increase the effectiveness of the Company's non-employee director compensation structure, thereby assisting the Company to achieve its long-range goals. The 2006 Non-Employee Directors' Stock Plan may be terminated, amended, altered, or discontinued at any time by the Board, but no amendment may impair the rights of a participant without the participant's consent, subject to the terms of the 2006 Non-Employee Directors' Stock Plan. In addition, the 2006 Non-Employee Directors' Stock Plan may not be amended without the approval of the Company's stockholders to the extent such approval is required by law or the listing requirements of any exchange on which the Company's equity securities are publicly traded. Awards may not be granted under the 2006 Non-Employee Directors' Stock Plan after December 31, 2015, or earlier as the Board may determine.

On June 22, 2006, the Company issued its initial grant of 9,000 shares of restricted stock to its non-employee directors. The per share price of the grant was $9.52 (the closing price of the Company's shares on the American Stock Exchange on the date immediately prior to the grant, pursuant to the terms of the Plan). One third of such restricted stock vests on the anniversary of the grant date over a three-year period. Share-based compensation expense for the year ended December 30, 2006 related to the grant of restricted stock was approximately $17,000. Restricted shares of common stock available for grant under the 2006 Non-Employee Directors' Stock Plan were 91,000 at December 30, 2006.

7. Stock option and stock purchase plans (continued)

Existing Stock Option and Employee Stock Purchase Plans:

At September 30, 2006, the Company maintains share-based compensation arrangements under the following plans: (i) 1993 Stock Option Plan; (ii) 1997 Long Term Incentive Plan; and (iii) 2001 Stock Option Plan. In addition, non-qualified options for the purchase of a total of 33,000 shares exercisable at $10.00 per share as a result of grants by the Board of Directors in 1996 to non-employee directors at fair market value on the date of grant expired September 1, 2006.

At December 30, 2006 there were 321,592 options outstanding under the 1993 Stock Option Plan, the 1997 Long Term Incentive Plan and the 2001 Stock Option Plan of which all were exercisable. No options are available for future grant under the 1993 Stock Option Plan, the 1997 Long Term Incentive Plan or the 2001 Stock Option Plan.

A summary of all stock option activity and information related to all options outstanding follows:

	2006		2005		2004	
	Weighted-average exercise price	Shares or price per share	Weighted-average exercise price	Shares or price per share	Weighted-average exercise price	Shares or price per share
Outstanding at beginning of year	$ 9.83	430,869	$ 9.81	431,766	$ 9.76	426,116
Granted	9.54	85,500	9.00	42,600	8.40	32,500
Exercised	6.87	(4,200)	4.16	(5,300)	5.93	(9,100)
Cancelled	10.79	(105,877)	9.49	(38,197)	8.09	(17,750)
Outstanding at end of year	9.55	407,092	9.83	430,869	9.81	431,766
Exercisable at end of year	$ 9.14	321,592	$ 9.85	403,019	$ 9.83	413,766
Option price range at end of year		$3.10 - $17.00		$3.10 - $17.00		$3.10 - $17.00
Weighted average estimated fair value of options granted during the year		$2.57		$1.95		$2.49

The following table sets forth information as of December 30, 2006 regarding weighted average exercise prices, weighted average remaining contractual lives and remaining outstanding options under the various stock option plans sorted by range of exercise price:

	Options Outstanding			Options Exercisable	
Options Price Range	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Weighted Number Exercisable	Average Exercise Price
$ 3.10 - $ 7.00	87,900	$ 5.99	3.7 years	87,900	$ 5.99
$ 7.01 - $ 10.00	203,212	$ 9.24	7.3 years	120,712	$ 9.05
$ 10.01 - $ 13.00	38,980	$ 11.30	2.6 years	35,980	$ 11.40
$ 13.01 - $ 17.00	77,000	$ 13.95	3.1 years	77,000	$ 13.95

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the year and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 30, 2006. At December 30, 2006, the aggregate intrinsic value was $507,000. This amount changes based on the fair market value of the Company's common stock. The total intrinsic value of options exercised for the year ended December 30, 2006 was $11,000. The total fair value of options vested for the year ended December 30, 2006 was approximately $27,000.

In 2001, the Company's stockholders approved a stock purchase plan pursuant to which 250,000 shares of the Company's common stock were initially reserved for sale to eligible employees. Under this plan, the Company may grant employees the right to subscribe to purchase shares of common stock from the Company at 85% of the market value on specified dates and pay for the shares through payroll deductions over a period of up to 27 months.

A summary of stock purchase plan subscription activity follows:

	2006		2005		2004	
	Weighted-average exercise price	Shares or price per share	Weighted-average exercise price	Shares or price per share	Weighted-average exercise price	Shares or price per share
Subscribed at beginning of year	$ 6.34	44,047	$ 5.36	33,176	$ —	—
Subscribed	8.10	18,771	7.48	22,694	5.36	36,155
Purchased	6.00	(32,723)	5.36	(8,345)	5.36	(2,979)
Cancelled	6.93	(2,310)	6.80	(3,478)	—	—
Subscribed at end of year	$ 7.87	27,785	$ 6.34	44,047	$ 5.36	33,176
Subscription price range end of year		$7.48 - $8.10		$5.36 - $7.48		$5.36
Weighted average estimated fair value of rights granted during the year		$2.76		$3.18		$2.30

As of December 30, 2006, there were 164,660 shares available for future stock purchase plan subscriptions.

8. Income taxes

The benefit for income taxes consists of the following components:

	2006	2005	2004
Current tax (benefit) provision:			
Federal	—	$ (20,000)	$ 38,000
Foreign	(69,000)	(255,000)	—
State	—	(10,000)	84,000
	(69,000)	(285,000)	122,000
Deferred tax provision (benefit):			
Federal	—	—	—
Foreign	—	5,000	(218,000)
State	—	—	—
	—	5,000	(218,000)
Benefit for income taxes	$(69,000)	$ (280,000)	$ (96,000)

Temporary differences which gave rise to a significant portion of deferred tax assets and liabilities at December 30, 2006 and December 31, 2005 are as follows:

	2006	2005
Current deferred tax assets:		
Inventory valuation allowance	$ 468,000	$ 535,000
Capitalized inventory costs	33,000	33,000
Warranty cost	80,000	60,000
Deferred compensation	6,000	14,000
Lease obligations	33,000	70,000
Other	151,000	163,000
	771,000	875,000
Less valuation allowance	(661,000)	(500,000)
Current deferred tax assets	110,000	375,000
Current deferred tax liabilities-		
Research and development credits and costs	(5,000)	(70,000)
Prepaid expenses	(195,000)	(185,000)
Net current deferred tax assets	(90,000)	120,000
Non-current deferred tax assets:		
Deferred compensation	—	8,000
Net operating loss carryforwards	1,315,000	1,151,000
Capitalized leases	92,000	62,000
Research and development credits and costs	1,256,000	950,000
Other	120,000	144,000
	2,783,000	2,315,000
Less valuation allowance	(1,917,000)	(1,060,000)
Non-current deferred tax assets	866,000	1,255,000
Non-current deferred tax liabilities:		
Depreciation and amortization	(290,000)	(913,000)
Other	(24,000)	
Non-current deferred tax liabilities	(314,000)	(913,000)
Net non-current deferred tax assets	552,000	342,000
Net deferred tax assets, long term	$ 462,000	$ 462,000

The statutory Federal income tax rate is reconciled to the effective tax rate computed by dividing the benefit for income taxes by income (loss) before income taxes as follows:

	2006	2005	2004
Statutory Federal income tax rate	(34.0)%	34.0 %	34.0 %
Effect of:			
State income tax, net of Federal income tax effects	—	(1.4)	7.6
Change in valuation allowance	19.3	(17.5)	(35.5)
Tax effect of foreign operations	8.1	(69.5)	(19.8)
Other	3.6	(3.8)	5.0
Effective tax benefit	(3.0)%	(58.2)%	(8.7)%

The Company files a U.S. income tax return which includes its Costa Rican subsidiary. This subsidiary is not subject to income tax in Costa Rica as it takes advantage of that country's Free Trade Zone Law.

The current foreign tax benefit for the years ended December 30, 2006 and December 31, 2005 represents refundable Canadian provincial tax credits for which FMI, as a technology company, has qualified.

As of December 30, 2006, the Company had net operating loss carryforwards of approximately $3,300,000 for Federal income tax purposes and $1,900,000 for state income tax purposes which are available to offset future taxable income through 2026 and 2014, respectively. Included in the net operating losses as of December 30, 2006 are approximately $770,000 of future Federal tax deductions related to the exercise of employee stock options. In addition, the Company has U.S Federal income tax credit carryforwards of approximately $209,000 of which $98,000 expire through 2015, $74,000 that expire through 2022 and $37,000 which have no expiration. The Canadian research and development benefits of $1,182,000 include $804,000 of investment tax credits that expire through 2016, and the remaining benefits can be carried forward indefinitely.

The Company increased its domestic deferred tax asset valuation allowance by $591,000 to $1,881,000, in fiscal year 2006 reflecting additional net operating loss carryforwards. In 2006 and 2005 the Company recorded additional valuation allowances for certain Canadian deferred tax assets of $427,000 and $270,000, respectively, because it believed that the probability of realization of such assets was uncertain. The Company reduced its domestic deferred tax asset valuation allowance by $165,000 to $1,290,000 in fiscal year 2005 reflecting utilization of net operating loss carryforwards and lower gross deferred tax assets. The Company's domestic net deferred tax assets have been fully reserved as of December 30, 2006 and December 31, 2005.

The provision (benefit) for foreign income taxes is based upon foreign income (losses) before income taxes as follows: $(751,000) for 2006, $249,000 for 2005 and $5,000 for 2004. Deferred Federal and state income taxes are not provided on the undistributed cumulative earnings of foreign subsidiaries because such earnings are considered to be invested permanently in those operations. At December 30, 2006, the cumulative earnings of foreign subsidiaries were approximately $730,000. The amount of unrecognized deferred tax liability on the undistributed cumulative earnings has not been calculated as it is impracticable.

Internal Revenue Service Code Section 382 places a limitation on the utilization of net operating loss carryforwards when an ownership change, as defined in the tax law, occurs. Generally, an ownership change occurs when there is a greater than 50 percent change in ownership. If such change should occur, the actual utilization of net operating loss carryforwards, for tax purposes, would be limited annually to a percentage of the fair market value of the Company at the time of such change. The Company may become subject to these limitations depending on change in ownership.

9. Business segment and geographic data

The Company's operations are conducted primarily through two business segments: (1) electronic components and subsystems and (2) microwave micro-circuitry. These segments, and the principal operations of each, are as follows:

Electronic components and subsystems: Design, manufacture and sale of electronic component devices offering extremely broad frequency coverage and high performance characteristics for communications, defense and aerospace applications. Of the identifiable assets, 85% are located in the United States and 15% are located in Costa Rica.

Microwave micro-circuitry: Design, manufacture and sale of microstrip, bonded stripline and thick metal-backed Teflon® (PTFE) and mixed dielectric multilayer circuits for communications, defense and aerospace applications. Identifiable assets are located in Canada.

Information about the Company's operations in different industries and geographic areas follows. Operating income (loss) is net sales less operating expenses. Operating expenses exclude interest expense, other income and income taxes. Assets are identified with the appropriate operating segment and are substantially all located in the North America geographic area. Corporate assets consist principally of cash and corporate expenses are immaterial. Intersegment sales and the resulting intersegment assets are principally due to transactions from the microwave micro-circuitry segment to the electronic components and subsystems segment.

	2006	2005	2004
		(In thousands of dollars)	
Industry segments:			
Sales to unaffiliated customers:			
Electronic components and subsystems	$ 22,531	$ 22,483	$ 25,141
Microwave micro-circuitry	5,045	7,372	5,956
Intersegment sales	(155)	(136)	(148)
Consolidated	$ 27,421	$ 29,719	$ 30,949
Income (loss) before (benefit) provision for income taxes:			
Operating income (loss):			
Electronic components and subsystems	$ (1,526)	$ 280	$ 1,178
Microwave micro-circuitry	(511)	462	189
Interest and other expense, net	(257)	(261)	(265)
Consolidated	$ (2,294)	$ 481	$ 1,102
Identifiable assets:			
Electronic components and subsystems	$ 22,105	$ 23,307	$ 25,593
Microwave micro-circuitry	6,219	7,087	6,849
Corporate	5,961	4,081	2,166
Intersegment assets	(31)	(53)	(33)
Consolidated	$ 34,254	$ 34,422	$ 34,575
Depreciation and amortization:			
Electronic components and subsystems	$ 2,333	$ 2,884	$ 2,965
Microwave micro-circuitry	259	271	245
Consolidated	$ 2,592	$ 3,155	$ 3,210
Capital expenditures:			
Electronic components and subsystems	$ 1,597	$ 1,575	$ 1,419
Microwave micro-circuitry	79	199	296
Consolidated	$ 1,676	$ 1,774	$ 1,715
Geographic areas:			
Sales to unaffiliated customers:			
North America	$ 24,706	$ 23,952	$ 26,757
Europe	2,073	4,401	2,748
Far East	498	925	1,271
Other	144	441	173
Consolidated	$ 27,421	$ 29,719	$ 30,949

9. Business segment and geographic data (continued)

The Company's customers are primarily major industrial corporations that integrate the Company's products into a wide variety of defense and commercial systems. The Company's customers include BAE Systems, The Boeing Company, Celestica, Inc., EADS Astrium, General Dynamics Corporation, ITT, Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and Space Systems Loral.

The following table presents our key customers and the percentage of net sales made to such customers:

	2006	2005	2004
Raytheon Company	**11.1%**	10.5%	13.9%
Lockheed Martin Corporation	**8.7%**	10.9%	6.6%
The Boeing Company	**8.4%**	5.9%	7.8%
L-3 Communications Corporation	**7.5%**	4.3%	2.7%
Space Systems Loral	**6.5%**	2.4%	1.3%
Northrop Grumman Corporation	**5.9%**	8.8%	11.9%
Israel Aircraft Industries Ltd.	**3.3%**	11.2%	6.2%

Accounts receivable are financial instruments that expose the Company to a concentration of credit risk. A substantial portion of the Company's accounts receivable are from customers in the defense industry, and approximately 72% and 44% of its receivables at December 30, 2006 and December 31, 2005, respectively, were from six and five customers, respectively. Exposure to credit risk is limited by the large number of customers comprising the remainder of the Company's customer base, their geographical dispersion and by ongoing customer credit evaluations performed by the Company.

10. Net income per common share

The following table summarizes the calculation of basic and diluted net income (loss) per common share for 2006, 2005 and 2004:

	2006	2005	2004
Numerator:			
Net income (loss) available to common stockholders	**$ (2,225,461)**	$ 761,284	$ 1,198,489
Denominator:			
Weighted average shares outstanding for basic net income (loss) per share	**3,142,154**	3,142,425	3,127,070
Effect of dilutive securities - stock options[(1)]	**—**	34,096	26,784
Weighted average shares outstanding for diluted net income (loss) per share	**3,142,154**	3,176,521	3,153,854
Net income (loss) per share - basic	**$ (.71)**	$ .24	$ .38
Net income (loss) per share - diluted	**$ (.71)**	$ .24	$ .38

[(1)] Represents additional shares resulting from assumed conversion of stock options less shares purchased with the proceeds therefrom.

Diluted earnings per share excludes 285,000 and 322,000 shares underlying stock options for the years ended December 31, 2005 and January 1, 2005, respectively as the exercise price of these options was greater than the average market value of the common shares, resulting in an anti-dilutive effect on net income per share. Because of the net loss for the year ended December 30, 2006 approximately 407,000 shares underlying stock options were excluded from the calculation of diluted earnings per share as the effect would be anti-dilutive.

11. Commitments and contingencies

Lease commitments:

The Company leases real estate and equipment under operating leases expiring at various dates through January 2011, which includes a 36,200 square-foot manufacturing facility in Costa Rica. The leases include provisions for rent escalation, renewals and purchase options, and the Company is generally responsible for taxes, insurance, repairs and maintenance.

Total rent expense charged to operations amounted to $553,000 in 2006, $462,000 in 2005 and $438,000 in 2004. Future minimum lease payments under noncancellable operating leases with an initial term exceeding one year are as follows:

2007	$ 572,000
2008	551,000
2009	411,000
2010	380,000
2011	30,000
Thereafter	—

Capital leases included in property, plant and equipment at December 30, 2006 are approximately as follows:

Machinery and equipment	$ 1,624,000
Less accumulated depreciation and amortization	921,000
Total	$ 703,000

Future minimum lease payments under capital leases and the present value of such payments as of December 30, 2006 are approximately as follows (see Note 4):

2006	$ 117,000
2007	80,000
2008	80,000
2009	81,000
2010	37,000
Total minimum lease payments	395,000
Less amount representing interest	45,000
Present value of total minimum lease payments	$ 350,000

Purchase obligations:

The Company intends to issue commitments to purchase $2,400,000 of capital equipment from various vendors. Such equipment will be purchased and become operational during 2007.

Consulting and employment agreements; deferred compensation:

On April 11, 2006, Merrimac Industries, Inc. and its Chairman, President and Chief Executive Officer entered into an employment agreement (the Employment Agreement), setting forth the terms of Mr. Carter's employment. Mr. Carter's employment under the terms of the Employment Agreement will commence on April 11, 2006 and continue until December 31, 2010, and will be renewable for successive twelve-month periods unless terminated earlier by either party. The Employment Agreement supersedes and replaces his previous employment agreement with the Company, dated as of December 19, 1996, as amended on January 1, 1998. Pursuant to the Employment Agreement,

Mr. Carter's annual base salary is $332,000. In addition, Mr. Carter will be eligible to participate in the Company's medical benefits, life insurance, 401(k) and similar programs generally available to employees. Mr. Carter will also be eligible to participate in the Company's stock purchase, stock option, and long term incentive plans, and to receive bonuses, in the sole discretion of the compensation committee of Company's board of directors.

11. Commitments and contingencies (continued)

On August 31, 2000, in connection with an amendment of Mr. Carter's previous employment agreement, the Company loaned Mr. Carter $280,000. Interest on the loan was calculated at a variable interest rate based on the prime rate and was payable in accordance with Mr. Carter's previous employment agreement. Each year the Company forgave 20% of the amount due under this loan and the accrued interest thereon. During 2005, the Company forgave $56,000 of principal and $3,000 of accrued interest and paid a tax gross-up benefit of $4,300. During 2004, the Company forgave $56,000 of principal and $4,500 of accrued interest and paid $6,100 for a tax gross-up benefit. This loan was fully satisfied in 2005.

A subsidiary of the Company entered into an employment agreement with the Founder and President Emeritus of FMI that provided for a minimum annual salary of $150,000 (Canadian). The term of the agreement ended on August 26, 2004 and was extended through January 27, 2006. It was subsequently extended until August 2006 at a minimum annual salary of $120,000 (Canadian). It was further extended until August 2007 at a minimum annual salary of $100,000 (Canadian).

The Company entered into a consulting agreement on January 1, 1998 with a director of the Company. The term of the consulting agreement, which initially ended on January 1, 1999, automatically renews for successive twelve-month periods until terminated pursuant to the terms of the agreement. The consulting agreement provides this director with an annual fee of $36,000 for his services.

The Company is party to a retirement agreement effective January 1997, with its former Vice President, Secretary and Controller, that provides him with annual payments of $30,000 for ten years. This agreement terminated in December 2006.

Litigation:

The Company is a party to lawsuits, arising from the normal course of business. It is the opinion of management, that the disposition of these various lawsuits will not have a material adverse effect to the consolidated financial position or results of operations of the Company.

12. Restructuring charge

During 2006 the Company reduced its headcount by 15 persons, principally involved in production, manufacturing support, sales and administration. The Company recorded a personnel restructuring charge of $286,000, consisting of severance and certain other personnel costs, during the fourth quarter of 2006. Such charges increased the net loss by $.09 per share. The Company paid $146,000 of these restructuring charges in 2006. Substantially all of the remaining 2006 restructuring charge will be paid in 2007.

13. Private placements of Common Stock

On February 28, 2002, the Company sold to DuPont Electronic Technologies 528,413 shares of Common Stock, representing approximately 16.6% of the Company's outstanding Common Stock after giving effect to the sale, for an aggregate purchase price of $5,284,000. The Company and DuPont Electronic Technologies have also agreed to work together to better understand the dynamics of the markets for high-frequency electronic components and modules. David B. Miller, Vice President and General Manager of DuPont Electronic Technologies, was appointed to the Company's Board of Directors.

On December 13, 2004 Infineon Technologies AG ("Infineon"), at such time a 15.2% holder of the Company's common stock, sold 475,000 shares of the Company's common stock to four purchasers in a privately-negotiated transaction. Two purchasers in such transaction, K Holdings LLC and Hampshire Investments, Limited, each of which is affiliated with Ludwig G. Kuttner, purchased shares representing an aggregate of approximately 9.6% of the Company's common stock. Infineon also assigned to each purchaser certain registration rights to such shares under the existing registration rights agreements Infineon had with the Company.

In connection with the transaction, the Company and Infineon terminated the Stock Purchase and Exclusivity Letter Agreement dated April 7, 2000, as amended, which provided that the Company would design, develop and produce exclusively for Infineon certain Multi-Mix® products that incorporate active RF power transistors for use in certain wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers.

DuPont and the four purchasers above hold registration rights which currently give them the right to register an aggregate of 1,003,413 shares of Common Stock of the Company.

14. Related party transactions

In May 1998, the Company sold 22,000 shares of Common Stock to Mason N. Carter, Chairman, President and Chief Executive Officer of the Company, at a price of $11.60 per share, which approximated the average closing price of the Company's Common Stock during the first quarter of 1998. The Company lent Mr. Carter $255,000 in connection with the purchase of these shares and combined that loan with a prior loan to Mr. Carter in the amount of $105,000. The resulting total principal amount of $360,000 was payable May 4, 2003 and bore interest at a variable interest rate based on the prime rate. This loan was further amended on July 29, 2002. Accrued interest of $40,000 was added to the principal, bringing the new principal amount of the loan to $400,000, the due date was extended to May 4, 2006, and interest (at the same rate as was previously applicable) was payable monthly. Mr. Carter pledged 33,000 shares of Common Stock as security for this loan, which was a full-recourse loan.

On August 31, 2000, in connection with an amendment of Mr. Carter's employment agreement, the Company loaned Mr. Carter an additional $280,000. Interest on the loan varies and was based on the prime rate, payable in accordance with Mr. Carter's employment agreement. Each year the Company was required to forgive 20% of the amount due under this loan and the accrued interest thereon. During 2005, the Company forgave $56,000 of principal and $3,000 of accrued interest and paid a tax gross-up benefit of $4,300. This loan was fully satisfied in 2005.

On March 29, 2006, the Company entered into an agreement with Mr. Carter to purchase 42,105 shares of the Company's common stock owned by Mr. Carter at a purchase price of $9.50 per share (the closing price of the common stock on March 29, 2006) resulting in a total purchase price for the shares of $399,998. As a condition to the Company's obligation to purchase the shares, concurrent with the Company's payment of the purchase price Mr. Carter paid to the Company $400,000 (plus any accrued and unpaid interest) in full satisfaction of Mr. Carter's promissory note in favor of the Company dated July 29, 2002. This transaction was closed on April 24, 2006.

During fiscal years 2006, 2005 and 2004, respectively, the Company's General Counsel, Katten Muchin Rosenman LLP, was paid $402,000, $243,000 and $288,000 for providing legal services to the Company. A director of the Company is Counsel to the firm of Katten Muchin Rosenman LLP but does not share in any fees paid by the Company to the law firm.

During fiscal years 2006, 2005 and 2004, the Company retained Career Consultants, Inc. and SK Associates to perform executive searches and to provide other services to the Company. The Company paid an aggregate of $10,000, $5,000 and $8,000 to these companies during 2006, 2005 and 2004, respectively. A director of the Company is the Chairman and Chief Executive Officer of each of these companies.

During each of fiscal years 2006, 2005 and 2004, a director of the Company was paid $36,000 for providing technology-related consulting services to the Company.

During fiscal years 2006, 2005 and 2004, respectively, DuPont Electronic Technologies ("DuPont"), a stockholder, was paid $32,000, $54,000 and $84,000 for providing technological and marketing-related personnel and services on a cost-sharing basis to the Company under the Technology Agreement dated February 28, 2002. A director of the Company is an officer of DuPont, but does not share in any of these payments.

14. Related party transactions (continued)

Each director who is not an employee of the Company receives a monthly director's fee of $1,500, plus an additional $500 for each meeting of the Board and of any Committees of the Board attended. In addition, the Chair of the Audit Committee receives an annual fee of $2,500 for his services in such capacity. The directors are also reimbursed for reasonable travel expenses incurred in attending Board and Committee meetings. In addition, pursuant to the 2006 Stock Option Plan, each non-employee director is granted an option to purchase 2,500 shares of the Common Stock of the Company on the date of each Annual Meeting of Stockholders. Such options have a three-year vesting period. Each such grant has an exercise price equal to the fair market value on the date of such grant and will expire on the tenth anniversary of the date of the grant. On June 22, 2006, non-qualified stock options to purchase an aggregate of 17,500 shares were issued to seven directors at an exercise price of $9.52 per share. Also on June 22, 2006, pursuant to the 2006 Non-Employee Directors' Stock Plan, 9,000 shares of restricted stock were granted to six directors at a fair market value of $9.52 per share. One third of such restricted stock vests on the anniversary of the grant date over a three-year period.

On December 13, 2004 Infineon Technologies AG ("Infineon"), at such time the beneficial owner of approximately 15% of the Company's common stock, sold 475,000 shares of the Company's common stock to four purchasers in a privately-negotiated transaction. Two purchasers in such transaction, K Holdings, LLC and Hampshire Investments, Limited, each of which is affiliated with Ludwig G. Kuttner, who was President and Chief Executive Officer of Hampshire Group, Limited ("Hampshire"), purchased 300,000 shares representing an aggregate of approximately 9.6% of the Company's common stock. Mr. Kuttner was elected to the Company's Board of Directors at its 2006 Annual Meeting of Stockholders. As a result of an ongoing investigation by Hampshire's audit committee of allegations of certain improprieties and possibly unlawful conduct involving Mr. Kuttner and other Hampshire executives, Mr. Kuttner's employment with Hampshire has been terminated. Mr. Kuttner has taken a leave of absence from his position as a director of Merrimac since the date of his election until the resolution of the investigation. During his leave of absence, Mr. Kuttner is not entitled to any compensation from the Company. Infineon also assigned to each purchaser certain registration rights to such shares under the existing registration rights agreements Infineon had with the Company. In connection with the transaction, the Company and Infineon terminated the Stock Purchase and Exclusivity Letter Agreement dated April 7, 2000, as amended, which provided that the Company would design, develop and produce exclusively for Infineon certain Multi-Mix® products that incorporate active RF power transistors for use in certain wireless base station applications, television transmitters and certain other applications that are intended for Bluetooth transceivers.

15. Stockholder Rights Plan

On March 5, 1999, the Board of Directors of the Company approved a stockholder rights plan and declared a dividend of one common share purchase right (a "Right") for each outstanding share of Common Stock of the Company. The dividend was payable on March 19, 1999 (the "Record Date") to stockholders of record as of the close of business on that date. Each Right will entitle the holder to purchase from the Company, upon the occurrence of certain events, one share of Common Stock for $25.00.

Generally, if any person or group acquires beneficial ownership of 10% or more of the Company's outstanding Common Stock, each Right (other than Rights held by such acquiring person or group) will be exercisable, at the $25.00 purchase price, for a number of shares of Common Stock having a market value of $50.00. Upon an acquisition of the Company, each Right (other than Rights held by the acquiror) will generally be exercisable, at the $25.00 purchase price, for a number of shares of common stock of the acquiror having a market value of $50.00. In certain circumstances, each Right may be exchanged by the Company for one share of Common Stock. The Rights will expire on March 19, 2009, unless earlier exchanged or redeemed at $0.01 per Right. On March 14, 2007, the Company also announced that it amended its 1999 Stockholder Rights Plan by increasing the defined "Acquiring Person" threshold to 12.5 percent from 10 percent (see Note 17).

16. SAB 108 Cumulative Effect Adjustment

In September 2006, the SEC issued SAB 108 in order to eliminate the diversity in practice surrounding how public companies quantify financial statement misstatements. Traditionally there have been two widely recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior-year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. Prior to the adoption of SAB 108, the Company used the roll-over method for quantifying financial statement misstatements. SAB No. 108 requires analysis of misstatements using both an income statement (roll-over) approach and a balance sheet (iron curtain) approach in assessing materiality and provides for a one-time cumulative effect transition adjustment. SAB No. 108 is effective for the Company's fiscal year 2006 annual financial statements.

SAB 108 permits existing public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been applied or (ii) recording the cumulative effect of initially applying the "dual approach" as adjustments to carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company identified the following errors through the application of its internal controls over financial reporting and had concluded that the individual errors were immaterial under the rollover method for the periods indicated. However, when applying the dual approach, and after considering all relevant quantitative and qualitative information, the Company concluded that these misstatements are material to the 2006 financial statements when considering the aggregate impact. The Company corrected the errors through the recording of cumulative effect adjustments to retained earnings as of January 1, 2006:

Inventory reserve(1)	$ 63,000
Accrued liabilities(2)	321,000
Impact retained earnings(3)	$ 384,000

(1) The Company recorded a non-specific inventory reserve for book-to-physical adjustments of $63,000. Upon adoption of SAB 108, the Company recorded a $63,000 increase in inventory with a corresponding increase in retained earnings to correct this misstatement.
(2) The Company had accrued its unbilled year-end audit, income tax preparation and annual report costs at the end of 2005. Under FASB Concepts Statement No. 6, "Elements of Financial Statements" and AICPA Technical Practice Aid 5290, these costs are to be expensed when incurred and not accrued. The Company recorded a $321,000 reduction of accrued liabilities with a corresponding increase in retained earnings to correct these misstatements.
(3) Represents the net understatement of retained earnings for 2005 recorded as of January 1, 2006 for the initial application of SAB 108. Due to the Company's net operating loss carryforwards, no provision for income taxes has been recorded.

17. Subsequent Event

On March 14, 2007, the Company repurchased in a private transaction 238,700 shares of its Common Stock for the treasury at $9.00 per share for an aggregate total of $2,148,300 from a group of investors. The Company also announced that it amended its 1999 Stockholder Rights Plan by increasing the defined "Acquiring Person" threshold to 12.5 percent from 10 percent.

QUARTERLY FINANCIAL INFORMATION

The following table sets forth unaudited financial data for each of the Company's last eight fiscal quarters.

(In thousands of dollars, except per share data)

2006	April 3	July 3	October 2	December 30
Net sales	$ 6,230	$ 8,251	$ 6,748	$6,192
Gross profit	2,401	3,711	2,498	1,524
Net income (loss)	(440)	529	(599)	(1,716)
Net income (loss) per share-basic	$ (.14)	$ .17	$ (.19)	$ (.55)
Net income (loss) per share-diluted	$ (.14)	$ .17	$ (.19)	$ (.55)

2005	April 2	July 2	October 1	December 31
Net sales	$ 7,258	$ 7,568	$ 7,890	$ 7,001
Gross profit	3,034	3,268	3,250	2,662
Net income	84	332	228	117
Net income per share-basic	$ .03	$ .11	$ .07	$ .04
Net income per share-diluted	$ .03	$ .10	$ .07	$ .04

QUARTERLY COMMON STOCK DATA

	2006				2005			
Quarter	1st	2nd	3rd	4th	1st	2nd	3rd	4th
Market price per share								
High	$10.20	$ 9.90	$10.40	$10.40	$ 10.25	$ 9.40	$ 9.32	$ 9.25
Low	$ 8.81	$ 8.70	$ 9.75	$ 9.75	$ 8.70	$ 8.44	$ 8.55	$ 8.80

The Common Stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

The market price per share information is provided with regard to the high and low trading prices of the Common Stock of the Company on The American Stock Exchange during the periods indicated.

STOCK PERFORMANCE CHART

The following performance graph is a line graph comparing the yearly change in the cumulative total stockholder return on the Common Stock against the cumulative return of the AMEX Stock Market (U.S. Companies), and a line of business index comprised of the AMEX Technologies Index for the five fiscal years ended December 30, 2006.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Merrimac Industries, Inc., The AMEX Composite Index and The AMEX Technology Index



$300
$250
$200
$150
$100
$50
$0
12/29/01
12/28/02
1/3/04
1/1/05
12/31/05
12/30/06
Merrimac Industries, Inc.
AMEX Composite
AMEX Technology

* $100 invested on 12/29/01 in stock or on 12/31/01 in index-including reinvestment of dividends. Indexes calculated month-end basis.

	12/29/01	12/28/02	1/3/04	1/1/05	12/31/05	12/30/06
Merrimac Industries, Inc.	100.00	41.96	60.07	79.86	79.51	88.34
AMEX Composite	100.00	100.08	144.57	178.46	220.35	262.17
AMEX Technology	100.00	58.27	92.62	109.44	101.88	127.50

Directors and Officers

Directors

MASON N. CARTER (M)
Chairman, President and
Chief Executive Officer
Merrimac Industries, Inc.

ALBERT H. COHEN (A**)(C*)(M)
Asset Manager and
Management Consultant
Sarasota, FL

EDWARD H. COHEN (A*)(C)(G*)(M)
Counsel
Katten Muchin Rosenman LLP
New York, NY

Dr. FERNANDO L. FERNANDEZ (T*)
Management Consultant
Del Mar, CA

Dr. JOEL H. GOLDBERG (C)(G)
Chairman and CEO
C.C.I / SK Associates
Union, NJ

DAVID B. MILLER
Vice President and
General Manager
DuPont Electronic Technologies
Research Triangle Park, NC

Dr. ARTHUR A. OLINER (T)
Engineering Consultant
Professor Emeritus of Electrophysics
Polytechnic University
Brooklyn, NY

Dr. HAROLD J. RAVECHÉ (A)(G)(T)
President
Stevens Institute of Technology
Hoboken, NJ

Officers

MASON N. CARTER
Chairman, President and
Chief Executive Officer

ROBERT V. CONDON
Vice President, Finance and
Chief Financial Officer

RICHARD E. DEC
Vice President,
Corporate Relations

ROCCO A. DeLILLO
Vice President,
Research and Development

MICHAEL GHADAKSAZ
Vice President,
Market Development

REYNOLD K. GREEN
Vice President and
Chief Operating Officer

JAYSON E. HAHN
Vice President and
Chief Information Officer

JAMES J. LOGOTHETIS
Vice President and
Chief Technology Officer

ADRIANA MAZZA
Vice President,
Human Resources

MICHAEL PELENSKIJ
Vice President,
Manufacturing

Filtran Microcircuits Inc.

SCOT GILBERT
General Manager

(A) Audit Committee Member
(C) Compensation Committee Member
(G) Governance and Nominating Committee Member
(M) Management Committee Member
(T) Technology Strategy Committee Member
* Committee Chair
** Financial Expert

Corporate Data

Auditors
Grant Thornton LLP
399 Thornall Street
Edison, NJ 08837

Legal Counsel
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, NY 10022

Deutch & Associates LLC
843 Rahway Avenue
Woodbridge, NJ 07095

Transfer Agent
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Tel 866.668.6550
www.amstock.com

Annual Meeting
The Annual Meeting of Stockholders of Merrimac Industries, Inc. will be held at 10:00 a.m. on June 20, 2007 at:

Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531

Form 10-K
The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for fiscal year 2006 is available upon written request to the Company:

Corporate Secretary
Merrimac Industries, Inc.
P.O. Box 986
West Caldwell, NJ 07006
rvc@merrimacind.com

Common Stock
The common stock of the Company is listed on The American Stock Exchange and trades under the symbol MRM.

Stockholder inquiries regarding change of address and/or change of title should be sent to our Transfer Agent (see above).



Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, NJ 07006
Tel 973.575.1300
Fax 973.575.0531
www.merrimacind.com



Multi-Mix Microtechnology®, S.R.L.
Zona Franca Ultrapark
Edificio 7B Entrada Sur
La Aurora, Heredia, Costa Rica 170-3006



Filtran Microcircuits Inc.
2475 Don Reid Drive
Ottawa, Ontario, Canada K1H 1E2
Tel 613.737.0706
Fax 613.737.0495
www.filtranmicro.com

END



MERRIMAC

Total Integrated Platform Solutions